FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 21, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Restatement Document
Q2 2014

4

Forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions. The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Royal Bank of Scotland Group plc ("RBS")

Divisional Reorganisation and Reporting Changes

This announcement provides further details of the changes to the RBS structure announced in February 2014 and includes restated financial results for the year ended 31 December 2013 on the basis of the new segments. To aid comparison of RBS's second quarter 2014 results with prior periods, restated financial information for the periods ended 31 March 2014 and 30 June 2013 is also contained within.

While these restatements affect the segmental results, they do not affect RBS's overall statutory income statement, balance sheet, other primary statements or regulatory capital measures.

Divisional Reorganisation

Organisational change
On 27 February 2014, RBS announced a refreshed strategic direction with the ambition of building a bank which earns its customers' trust by serving them better than any other bank.

Business structure
RBS is now structured to deliver this ambition by organising itself around the needs of its customers, so as to combine customer groups with similar needs into franchises able to deliver co-ordinated services.

The reorganised bank will be a UK-focused retail and corporate bank with an international footprint to drive its corporate business. The previously reported operating divisions are now realigned into three franchises:

•
Personal & Business Banking (PBB) serves individual and mass affluent customers together with small businesses (generally up to £2 million turnover), with more business bankers moving back into branches. PBB comprises two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

•
Commercial & Private Banking (CPB) serves commercial and mid-corporate customers and high net worth individuals, deepening relationships with commercial clients, operating overseas through its market-leading trade and foreign exchange services, while connecting our private banking brands more effectively to successful business owners and entrepreneurs. CPB comprises two reportable segments, Commercial Banking and Private Banking.

•
Corporate & Institutional Banking (CIB) serves our corporate and institutional clients primarily in the UK and Western Europe, as well as those US and Asian multinationals with substantial trade and investment links in the region, with debt financing, risk management and trade services, focusing on core product capabilities that are of most relevance to our clients. CIB is a single reportable segment.

In addition to the segments noted above, RBS will continue to manage and report Citizens Financial Group (CFG) and RBS Capital Resolution (RCR) separately until disposal or wind-down. Residual unallocated costs will continue to be reported within Central items.

RBS's first quarter 2014 results announcement provided details of transfers between Non-Core, the divisions and RCR which were effective 1 January 2014; no restatements were made in respect of these transfers. The realignment of previously reported operating divisions into three franchises does not impact RCR.

In the new reporting structure, US Retail & Commercial (US R&C) is now referred to as CFG and Wealth is now referred to as Private Banking.

The Royal Bank of Scotland Group plc ("RBS")

Reporting Changes
In order to present a more complete picture of funding, operational and business costs of the franchises and operating segments, the following reporting changes have been implemented:

One-off and other items
To improve the transparency of the operating performance of the reporting segments, a number of previously centrally reported items (Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, Restructuring costs, amortisation of purchased intangible assets and bank levy) have now been allocated to the reporting segments. Only the following one-off and other items will be now reported as central items:

•	Own credit adjustments

•	Gain/(loss) on redemption of own debt

•	Write-down of goodwill

•	Strategic disposals

•	RFS Holdings minority interest

Revised allocation of costs
As part of its internal reorganisation, RBS has centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements.

The costs and drivers of functions and services will be discussed in RBS's second quarter 2014 results announcement.

Treasury allocations
The basis of allocation of Treasury costs has been amended to align the recovery of funding and hedging costs across RBS and for the transfer of certain assets and their associated costs out of Treasury.

Revised segmental return on equity
For the purposes of computing segmental return on equity, notional equity is calculated as a percentage of the monthly average of segmental risk-weighted assets (RWAs). Previously, notional equity was allocated at 10% of RWAs after capital deductions (RWAe). This has been revised to 12% of RWAs across all businesses.

Interim results 2014
RBS's results for the first half of 2014 will be announced on Friday 1 August 2014. These results will be reported on the new structure and reporting basis as described above.

In conjunction with this Q2 Restatement Document, a financial supplement showing restated financial information for the last nine quarters will be available at www.investors.rbs.com/restatement.

For further information please contact:

Richard O'Connor
Head of Investor Relations
+ 44 (0)20 7672 1758

Group Media Centre
+44 (0) 131 523 4205

Document roadmap
Pages 4 to 11 show the income statements, key metrics and balance sheets for the new customer franchises. These reflect the re-presentation of certain one-off and other items that were previously reported below operating profit and the impact of changes to the allocation of costs from Services and Functions.

Appendix 1 shows the adjustments to the consolidated income statement as previously reported to the new restated basis. This reflects the re-presentation of one-off and other items, including Restructuring costs and Litigation and conduct costs that were previously reported below operating profit. As discussed under 'Reporting Changes' on page 2, only a limited number of items are now shown below operating profit.

Operating results on a statutory basis are not affected by the changes described in this document. Reconciliations between the revised basis and the statutory basis are included on pages 13 to 16.

Appendix 2 summarises the performance of each of the new reportable segments and shows how the previously reported divisions have been allocated to the new reportable segments. These tables include more detailed key metrics (ROE, cost:income ratio) and balance sheet items.

Appendix 3 shows the adjustments to the previously reported divisional results to the new restated basis and shows how these divisions have been allocated to the new reportable segments. These tables include more detailed key metrics (cost:income ratio) and balance sheet items.

Customer franchises

Total RBS
	Quarter ended 31 March 2014
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement (2)
Net interest income	1,124	154	1,278	488	170	658	179	103	488	(8)	2,698
Non-interest income	339	47	386	282	103	385	1,172	102	229	81	2,355

Total income	1,463	201	1,664	770	273	1,043	1,351	205	717	73	5,053

Direct expenses
- staff	(225)	(63)	(288)	(133)	(80)	(213)	(272)	(585)	(251)	(38)	(1,647)
- other	(130)	(17)	(147)	(63)	(18)	(81)	(113)	(1,024)	(249)	(18)	(1,632)
Indirect expenses	(520)	(63)	(583)	(212)	(101)	(313)	(588)	1,507	-	(23)	-
Restructuring costs
- direct	-	-	-	-	-	-	(15)	(114)	-	-	(129)
- indirect	10	(2)	8	(1)	-	(1)	(24)	17	-	-	-

Total expenses	(865)	(145)	(1,010)	(409)	(199)	(608)	(1,012)	(199)	(500)	(79)	(3,408)

Operating profit/(loss) before impairment losses	598	56	654	361	74	435	339	6	217	(6)	1,645
Impairment (losses)/recoveries	(88)	(47)	(135)	(40)	1	(39)	(6)	(1)	(73)	(108)	(362)

Operating profit/(loss)	510	9	519	321	75	396	333	5	144	(114)	1,283

Memo:
Profit attributable to ordinary and B shareholders (4)											1,195
Total expenses - adjusted (5)	(875)	(143)	(1,018)	(408)	(199)	(607)	(973)	(102)	(500)	(79)	(3,279)
Operating profit/(loss) - adjusted (5)	500	11	511	322	75	397	372	102	144	(114)	1,412

For the notes to this table refer to the following page.

Customer franchises

Total RBS
	Quarter ended 31 March 2014
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
Key metrics	UK PBB	Bank	Total	Banking	Banking	Total		items	CFG	RCR	RBS

Return on equity (6)	26.0%	0.9%	16.7%	12.6%	15.3%	13.1%	5.6%	nm	5.1%	(7.3%)	8.9%
Return on equity - adjusted (5,6)	25.5%	1.1%	16.4%	12.7%	15.3%	13.1%	6.2%	nm	5.1%	(7.3%)	9.7%
Net interest margin	3.61%	2.29%	3.37%	2.68%	3.70%	2.89%	0.85%	nm	2.94%	(0.08%)	2.12%
Cost:income ratio	59%	72%	61%	53%	73%	58%	75%	nm	70%	108%	67%
Cost:income ratio - adjusted (5)	60%	71%	61%	53%	73%	58%	72%	nm	70%	108%	65%
Loan impairment charge as a % of gross loans and advances	0.3%	0.7%	0.3%	0.2%	-	0.2%	-	nm	0.5%	1.2%	0.1%

Capital and balance sheet (7)	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross, excluding reverse repos)	128.4	26.6	155.0	86.2	16.8	103.0	70.7	0.7	53.2	34.0	416.6
Loan impairment provisions	(2.9)	(3.4)	(6.3)	(1.3)	(0.1)	(1.4)	(0.2)	(0.1)	(0.5)	(15.7)	(24.2)

Net loans and advances to customers	125.5	23.2	148.7	84.9	16.7	101.6	70.5	0.6	52.7	18.3	392.4
Total funded assets	132.8	26.0	158.8	89.6	21.1	110.7	286.6	90.4	75.7	24.3	746.5
Risk elements in lending	4.5	4.7	9.2	3.4	0.3	3.7	0.1	0.1	1.3	23.0	37.4
Customer deposits (excluding repos)	144.6	21.1	165.7	87.6	36.6	124.2	57.1	1.0	54.9	1.5	404.4
Loan:deposit ratio (excluding repos)	87%	110%	90%	97%	45%	82%	123%	nm	96%	nm	97%
Provision coverage (8)	65%	72%	68%	37%	45%	38%	199%	nm	41%	68%	65%
Risk-weighted assets (Basel 3)	48.5	28.7	77.2	63.5	12.0	75.5	140.2	19.6	61.3	40.5	414.3

nm = not meaningful

Notes:
(1)
Central items includes unallocated costs which principally comprise profits on the sale of the Treasury AFS portfolio (quarter ended 31 March 2014 - £203 million, year ended 31 December 2013 - £724 million, half year ended 30 June 2013 - £460 million and quarter ended 30 June 2013 - £105 million) and profit and loss on hedges that do not qualify for hedge accounting.

(2)
Excluding residual one-off and other items as discussed on page 2.  Items previously reported below operating profit including restructuring costs and litigation and conduct costs, are now allocated to the individual businesses and reflected in their results.

(3)
Litigation and conduct costs in 2013 mainly relate to: Payment Protection Insurance (PPI) in PPB; Interest Rate Hedging Products redress and related costs (IRHP) allocated 50% to CPB and 50% to CIB; and regulatory and legal actions principally relating to LIBOR and mortgage-backed securities in CIB.

(4)	See Appendix 1 for reconciliations of restated operating profit/(loss) to profit/(loss) attributable to ordinary and B shareholders.
(5)	Excluding restructuring costs and litigation and conduct costs.
(6)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(7)	Includes disposal groups.
(8)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Customer franchises

Total RBS
	Year ended 31 December 2013
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	Non-Core	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement (2)
Net interest income	4,490	619	5,109	1,962	658	2,620	684	783	1,892	(96)	10,992
Non-interest income	1,323	240	1,563	1,195	419	1,614	4,324	126	1,073	(250)	8,450

Total income	5,813	859	6,672	3,157	1,077	4,234	5,008	909	2,965	(346)	19,442

Direct expenses
- staff	(933)	(239)	(1,172)	(515)	(318)	(833)	(984)	(2,612)	(1,091)	(190)	(6,882)
- other	(524)	(63)	(587)	(272)	(83)	(355)	(690)	(4,308)	(986)	(202)	(7,128)
Indirect expenses	(1,949)	(263)	(2,212)	(886)	(475)	(1,361)	(2,893)	6,790	(111)	(213)	-
Restructuring costs
- direct	(118)	(27)	(145)	(18)	(18)	(36)	(85)	(358)	(16)	(16)	(656)
- indirect	(109)	(12)	(121)	(37)	(9)	(46)	(117)	290	-	(6)	-
Litigation and conduct costs (3)	(860)	(90)	(950)	(247)	(206)	(453)	(2,441)	-	-	-	(3,844)

Total expenses	(4,493)	(694)	(5,187)	(1,975)	(1,109)	(3,084)	(7,210)	(198)	(2,204)	(627)	(18,510)

Operating profit/(loss) before impairment losses	1,320	165	1,485	1,182	(32)	1,150	(2,202)	711	761	(973)	932
Impairment losses	(501)	(1,774)	(2,275)	(652)	(29)	(681)	(680)	(64)	(156)	(4,576)	(8,432)

Operating profit/(loss)	819	(1,609)	(790)	530	(61)	469	(2,882)	647	605	(5,549)	(7,500)

Memo:
Loss attributable to ordinary and B shareholders (4)											(8,995)
Total expenses - adjusted (5)	(3,406)	(565)	(3,971)	(1,673)	(876)	(2,549)	(4,567)	(130)	(2,188)	(605)	(14,010)
Operating profit/(loss) - adjusted (5)	1,906	(1,480)	426	832	172	1,004	(239)	715	621	(5,527)	(3,000)
Impairments pertaining to the creation of RCR	(2)	(892)	(894)	(123)	-	(123)	(355)	-	-	(3,118)	(4,490)

For the notes to this table refer to page 5.

Customer franchises

Total RBS
	Year ended 31 December 2013
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
Key metrics	UK PBB	Bank	Total	Banking	Banking	Total		items	CFG	Non-Core	RBS

Return on equity (6)	9.8%	(33.2%)	(5.7%)	4.9%	(3.1%)	3.7%	(12.9%)	nm	5.7%	(73.2%)	(14.5%)
Return on equity - adjusted (5,6)	22.8%	(30.6%)	3.1%	7.7%	8.7%	7.9%	(1.1%)	nm	5.8%	(72.9%)	(9.1%)
Net interest margin	3.56%	1.88%	3.21%	2.64%	3.47%	2.81%	0.80%	nm	2.91%	(0.19%)	2.01%
Cost:income ratio	77%	81%	78%	63%	103%	73%	144%	nm	74%	(181%)	95%
Cost:income ratio - adjusted (5)	59%	66%	60%	53%	81%	60%	91%	nm	74%	(175%)	72%
Loan impairment charge as a % of gross loans and advances	0.4%	5.6%	1.4%	0.8%	0.2%	0.7%	1.0%	nm	0.3%	12.5%	2.0%

Capital and balance sheet (7)	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross, excluding reverse repos)	127.8	31.4	159.2	85.0	16.8	101.8	69.1	0.4	50.6	36.7	417.8
Loan impairment provisions	(3.0)	(5.4)	(8.4)	(1.5)	(0.1)	(1.6)	(0.9)	(0.2)	(0.3)	(13.8)	(25.2)

Net loans and advances to customers	124.8	26.0	150.8	83.5	16.7	100.2	68.2	0.2	50.3	22.9	392.6
Total funded assets	132.2	28.0	160.2	87.9	21.0	108.9	268.6	102.8	71.3	28.0	739.8
Risk elements in lending	4.7	8.5	13.2	4.3	0.3	4.6	1.6	-	1.0	19.0	39.4
Customer deposits (excluding repos)	144.9	21.7	166.6	90.7	37.2	127.9	64.8	1.1	55.1	2.2	417.7
Loan:deposit ratio (excluding repos)	86%	120%	91%	92%	45%	78%	105%	nm	91%	nm	94%
Provision coverage (8)	63%	64%	63%	38%	43%	38%	59%	nm	26%	73%	64%
Risk-weighted assets (Basel 2.5)	51.2	30.7	81.9	65.8	12.0	77.8	120.4	20.1	56.1	29.2	385.5

For the notes to this table refer to page 5.

Customer franchises

Total RBS
	Half year ended 30 June 2013
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	Non-Core	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement (2)
Net interest income	2,200	302	2,502	936	317	1,253	314	451	939	(17)	5,442
Non-interest income	629	142	771	613	214	827	2,394	221	570	383	5,166

Total income	2,829	444	3,273	1,549	531	2,080	2,708	672	1,509	366	10,608

Direct expenses
- staff	(469)	(124)	(593)	(254)	(173)	(427)	(580)	(1,304)	(572)	(109)	(3,585)
- other	(200)	(27)	(227)	(145)	(30)	(175)	(284)	(2,002)	(482)	(104)	(3,274)
Indirect expenses	(947)	(125)	(1,072)	(401)	(228)	(629)	(1,325)	3,182	(48)	(108)	-
Restructuring costs
- direct	(70)	(15)	(85)	(14)	(1)	(15)	(37)	(110)	(3)	(21)	(271)
- indirect	(39)	(6)	(45)	(15)	(4)	(19)	(46)	112	-	(2)	-
Litigation and conduct costs (3)	(160)	(25)	(185)	(25)	-	(25)	(410)	-	-	-	(620)

Total expenses	(1,885)	(322)	(2,207)	(854)	(436)	(1,290)	(2,682)	(122)	(1,105)	(344)	(7,750)

Operating profit before impairment losses	944	122	1,066	695	95	790	26	550	404	22	2,858
Impairment (losses)/recoveries	(256)	(503)	(759)	(282)	(7)	(289)	(223)	3	(51)	(831)	(2,150)

Operating profit/(loss)	688	(381)	307	413	88	501	(197)	553	353	(809)	708

Memo:
Profit attributable to ordinary and B shareholders (4)											535
Total expenses - adjusted (5)	(1,616)	(276)	(1,892)	(800)	(431)	(1,231)	(2,189)	(124)	(1,102)	(321)	(6,859)
Operating profit/(loss) - adjusted (5)	957	(335)	622	467	93	560	296	551	356	(786)	1,599

For the notes to this table refer to page 5.

Customer franchises

Total RBS
	Half year ended 30 June 2013
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
Key metrics	UK PBB	Bank	Total	Banking	Banking	Total		items	CFG	Non-Core	RBS

Return on equity (6)	16.4%	(14.9%)	4.3%	7.6%	8.9%	7.8%	(1.6%)	nm	6.6%	(18.7%)	1.7%
Return on equity - adjusted (5,6)	22.8%	(13.1%)	8.8%	8.6%	9.4%	8.7%	2.5%	nm	6.7%	(18.2%)	4.2%
Net interest margin	3.50%	1.82%	3.15%	2.53%	3.33%	2.69%	0.72%	nm	2.90%	(0.06%)	1.97%
Cost:income ratio	67%	73%	67%	55%	82%	62%	99%	nm	73%	94%	73%
Cost:income ratio - adjusted (5)	57%	62%	58%	52%	81%	59%	81%	nm	73%	88%	65%
Loan impairment charge as a % of gross loans and advances	0.4%	3.1%	0.9%	0.7%	0.1%	0.6%	0.6%	nm	0.2%	3.5%	0.5%

Capital and balance sheet (7)	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross, excluding reverse repos)	127.4	32.9	160.3	85.8	17.1	102.9	77.0	0.6	53.3	47.2	441.3
Loan impairment provisions	(3.4)	(4.4)	(7.8)	(1.5)	(0.1)	(1.6)	(0.6)	-	(0.3)	(11.4)	(21.7)

Net loans and advances to customers	124.0	28.5	152.5	84.3	17.0	101.3	76.4	0.6	53.0	35.8	419.6
Total funded assets	131.2	30.3	161.5	88.8	21.3	110.1	328.1	123.3	74.1	45.4	842.5
Risk elements in lending	5.4	8.6	14.0	4.4	0.3	4.7	1.5	-	1.1	20.9	42.2
Customer deposits (excluding repos)	139.9	23.1	163.0	91.0	38.9	129.9	79.3	2.1	60.1	2.8	437.2
Loan deposit ratio (excluding repos)	89%	123%	94%	93%	44%	78%	96%	nm	88%	nm	96%
Provision coverage (8)	62%	52%	56%	35%	39%	35%	45%	nm	23%	55%	52%
Risk-weighted assets (Basel 2.5)	52.4	33.9	86.3	67.2	12.5	79.7	143.3	22.2	58.2	46.3	436.0

For the notes to this table refer to page 5.

Customer franchises

Total RBS
	Quarter ended 30 June 2013
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	Non-Core	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement (2)
Net interest income	1,118	152	1,270	484	159	643	142	226	469	20	2,770
Non-interest income	320	88	408	325	110	435	1,094	209	278	253	2,677

Total income	1,438	240	1,678	809	269	1,078	1,236	435	747	273	5,447

Direct expenses
- staff	(235)	(67)	(302)	(127)	(88)	(215)	(247)	(663)	(286)	(51)	(1,764)
- other	(96)	(12)	(108)	(77)	(17)	(94)	(154)	(1,035)	(233)	(49)	(1,673)
Indirect expenses	(484)	(65)	(549)	(205)	(112)	(317)	(657)	1,606	(27)	(56)	-
Restructuring costs
- direct	(47)	(14)	(61)	(7)	(1)	(8)	(24)	(53)	(2)	(1)	(149)
- indirect	(22)	(4)	(26)	(9)	(2)	(11)	(20)	59	-	(2)	-
Litigation and conduct costs (3)	(160)	(25)	(185)	-	-	-	(385)	-	-	-	(570)

Total expenses	(1,044)	(187)	(1,231)	(425)	(220)	(645)	(1,487)	(86)	(548)	(159)	(4,156)

Operating profit/(loss) before impairment losses	394	53	447	384	49	433	(251)	349	199	114	1,291
Impairment (losses)/recoveries	(126)	(263)	(389)	(155)	(2)	(157)	(144)	3	(32)	(398)	(1,117)

Operating profit/(loss)	268	(210)	58	229	47	276	(395)	352	167	(284)	174

Memo:
Profit attributable to ordinary and B shareholders (4)											142
Total expenses - adjusted (5)	(815)	(144)	(959)	(409)	(217)	(626)	(1,058)	(92)	(546)	(156)	(3,437)
Operating profit/(loss) - adjusted (5)	497	(167)	330	245	50	295	34	346	169	(281)	893

For the notes to this table refer to page 5.

Customer franchises

Total RBS
	Quarter ended 30 June 2013
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
Key metrics	UK PBB	Bank	Total	Banking	Banking	Total		items	CFG	Non-Core	RBS

Return on equity (6)	12.8%	(16.8%)	1.7%	8.5%	9.4%	8.6%	(6.8%)	nm	6.3%	(14.1%)	0.9%
Return on equity - adjusted (5,6)	23.8%	(13.4%)	9.5%	9.1%	10.0%	9.2%	0.6%	nm	6.4%	(13.9%)	5.0%
Net interest margin	3.56%	1.84%	3.20%	2.63%	3.34%	2.77%	0.67%	nm	2.89%	0.15%	2.00%
Cost:income ratio	73%	78%	73%	53%	82%	60%	120%	nm	73%	58%	76%
Cost:income ratio - adjusted (5)	57%	60%	57%	51%	81%	58%	86%	nm	73%	57%	63%
Loan impairment charge as a % of gross loans and advances	0.4%	3.2%	1.0%	0.7%	-	0.6%	0.7%	nm	0.2%	3.4%	0.3%

Capital and balance sheet (7)	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross, excluding reverse repos)	127.4	32.9	160.3	85.8	17.1	102.9	77.0	0.6	53.3	47.2	441.3
Loan impairment provisions	(3.4)	(4.4)	(7.8)	(1.5)	(0.1)	(1.6)	(0.6)	-	(0.3)	(11.4)	(21.7)

Net loans and advances to customers	124.0	28.5	152.5	84.3	17.0	101.3	76.4	0.6	53.0	35.8	419.6
Total funded assets	131.2	30.3	161.5	88.8	21.3	110.1	328.1	123.3	74.1	45.4	842.5
Risk elements in lending	5.4	8.6	14.0	4.4	0.3	4.7	1.5	-	1.1	20.9	42.2
Customer deposits (excluding repos)	139.9	23.1	163.0	91.0	38.9	129.9	79.3	2.1	60.1	2.8	437.2
Loan deposit ratio (excluding repos)	89%	123%	94%	92%	44%	78%	97%	nm	88%	nm	96%
Provision coverage (8)	62%	52%	56%	35%	39%	35%	45%	nm	23%	55%	52%
Risk-weighted assets (Basel 2.5)	52.4	33.9	86.3	67.2	12.5	79.7	143.3	22.2	58.2	46.3	436.0

For the notes to this table refer to page 5.

Appendix 1

Consolidated income statement

Consolidated income statement reconciliation for the quarter ended 31 March 2014

		Re-presentation		Reallocation of
	As previously	of one-off and		residual one-off	Presentational
	reported	other items	Restated	and other items	adjustments (1)	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	3,799	-	3,799	1	-	3,800
Interest payable	(1,101)	-	(1,101)	(4)	-	(1,105)

Net interest income	2,698	-	2,698	(3)	-	2,695

Fees and commissions receivable	1,291	-	1,291	-	-	1,291
Fees and commissions payable	(236)	-	(236)	-	-	(236)
Income from trading activities	856	-	856	96	-	952
Gain on redemption of own debt	-	-	-	20	-	20
Other operating income	444	-	444	247	-	691

Non-interest income	2,355	-	2,355	363	-	2,718

Total income	5,053	-	5,053	360	-	5,413

Staff costs	(1,647)	-	(1,647)	(1)	(43)	(1,691)
Premises and equipment	(594)	-	(594)	-	(59)	(653)
Other administrative expenses	(687)	-	(687)	1	(25)	(711)
Depreciation and amortisation	(262)	(7)	(269)	(1)	(2)	(272)
Write-down of other intangible assets	-	(82)	(82)	-	-	(82)
Restructuring costs	-	(129)	(129)	-	129	-

Operating expenses	(3,190)	(218)	(3,408)	(1)	-	(3,409)

Profit before impairment losses	1,863	(218)	1,645	359	-	2,004
Impairment losses	(362)	-	(362)	-	-	(362)

Operating profit	1,501	(218)	1,283	359	-	1,642

Own credit adjustments (2)	139	-	139	(139)	-	-
Restructuring costs	(129)	129	-	-	-	-
Gain on redemption of own debt	20	-	20	(20)	-	-
Write-down of goodwill and other intangible
assets	(82)	82	-	-	-	-
Amortisation of purchased intangible assets	(7)	7	-	-	-	-
Strategic disposals	191	-	191	(191)	-	-
RFS Holdings minority interest	9	-	9	(9)	-	-

Profit before tax	1,642	-	1,642	-	-	1,642
Tax	(362)	-	(362)	-	-	(362)

Profit from continuing operations	1,280	-	1,280	-	-	1,280
Profit from discontinued operations, net of tax	9	-	9	-	-	9

Profit for the period	1,289	-	1,289	-	-	1,289
Non-controlling interests	(19)	-	(19)	-	-	(19)
Preference share and other dividends	(75)	-	(75)	-	-	(75)

Profit attributable to ordinary and B
shareholders	1,195	-	1,195	-	-	1,195

Notes:
(1)	Reallocation of separately reported restructuring costs and litigation and conduct costs to the statutory operating expense lines.
(2)	Reallocation of £95 million gain to income from trading activities and £44 million gain to other operating income.

Consolidated income statement reconciliation for the year ended 31 December 2013

		Re-presentation		Reallocation of
	As previously	of one-off and		residual one-off	Presentational
	reported	other items	Restated	and other items	adjustments (1)	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	16,740	-	16,740	-	-	16,740
Interest payable	(5,748)	-	(5,748)	(11)	-	(5,759)

Net interest income	10,992	-	10,992	(11)	-	10,981

Fees and commissions receivable	5,460	-	5,460	-	-	5,460
Fees and commissions payable	(942)	-	(942)	-	-	(942)
Income from trading activities	2,651	-	2,651	34	-	2,685
Gain on redemption of own debt	-	-	-	175	-	175
Other operating income	1,281	-	1,281	117	-	1,398

Non-interest income	8,450	-	8,450	326	-	8,776

Total income	19,442	-	19,442	315	-	19,757

Staff costs	(6,882)	-	(6,882)	(1)	(280)	(7,163)
Premises and equipment	(2,233)	-	(2,233)	-	(115)	(2,348)
Other administrative expenses	(2,947)	(200)	(3,147)	2	(4,099)	(7,244)
Depreciation and amortisation	(1,251)	(153)	(1,404)	-	(6)	(1,410)
Write-down of goodwill and other intangible
assets	-	(344)	(344)	(1,059)	-	(1,403)
Restructuring costs	-	(656)	(656)	-	656	-
Litigation and conduct costs	-	(3,844)	(3,844)	-	3,844	-

Operating expenses	(13,313)	(5,197)	(18,510)	(1,058)	-	(19,568)

Profit before impairment losses	6,129	(5,197)	932	(743)	-	189
Impairment losses	(8,432)	-	(8,432)	-	-	(8,432)

Operating loss	(2,303)	(5,197)	(7,500)	(743)	-	(8,243)

Own credit adjustments (2)	(120)	-	(120)	120	-	-
Payment Protection Insurance costs	(900)	900	-	-	-	-
Interest Rate Hedging Products redress and
related costs	(550)	550	-	-	-	-
Regulatory and legal actions	(2,394)	2,394	-	-	-	-
Restructuring costs	(656)	656	-	-	-	-
Gain on redemption of own debt	175	-	175	(175)	-	-
Write-down of goodwill and other intangible
assets	(1,403)	344	(1,059)	1,059	-	-
Amortisation of purchased intangible assets	(153)	153	-	-	-	-
Strategic disposals	161	-	161	(161)	-	-
Bank levy	(200)	200	-	-	-	-
RFS Holdings minority interest	100	-	100	(100)	-	-

Loss before tax	(8,243)	-	(8,243)	-	-	(8,243)
Tax	(382)	-	(382)	-	-	(382)

Loss from continuing operations	(8,625)	-	(8,625)	-	-	(8,625)
Profit from discontinued operations, net of tax	148	-	148	-	-	148

Loss for the period	(8,477)	-	(8,477)	-	-	(8,477)
Non-controlling interests	(120)	-	(120)	-	-	(120)
Preference share and other dividends	(398)	-	(398)	-	-	(398)

Loss attributable to ordinary and B
shareholders	(8,995)	-	(8,995)	-	-	(8,995)

Notes:
(1)	Reallocation of separately reported restructuring costs and litigation and conduct costs to the statutory operating expense lines.
(2)	Reallocation of £35 million gain to income from trading activities and £155 million loss to other operating income.

Consolidated income statement reconciliation for the half year ended 30 June 2013

		Re-presentation		Reallocation of
	As previously	of one-off and		residual one-off	Presentational
	reported	other items	Restated	and other items	adjustments (1)	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	8,560	-	8,560	-	-	8,560
Interest payable	(3,118)	-	(3,118)	(5)	-	(3,123)

Net interest income	5,442	-	5,442	(5)	-	5,437

Fees and commissions receivable	2,708	-	2,708	-	-	2,708
Fees and commissions payable	(460)	-	(460)	-	-	(460)
Income from trading activities	1,890	-	1,890	174	-	2,064
Gain on redemption of own debt	-	-	-	191	-	191
Other operating income	1,028	-	1,028	304	-	1,332

Non-interest income	5,166	-	5,166	669	-	5,835

Total income	10,608	-	10,608	664	-	11,272

Staff costs	(3,585)	-	(3,585)	-	(142)	(3,727)
Premises and equipment	(1,079)	-	(1,079)	-	(25)	(1,104)
Other administrative expenses	(1,479)	-	(1,479)	2	(704)	(2,181)
Depreciation and amortisation	(637)	(79)	(716)	-	(20)	(736)
Write-down of goodwill and other intangible assets
Restructuring costs	-	(271)	(271)	-	271	-
Litigation and conduct costs	-	(620)	(620)	-	620	-

Operating expenses	(6,780)	(970)	(7,750)	2	-	(7,748)

Profit before impairment losses	3,828	(970)	2,858	666	-	3,524
Impairment losses	(2,150)	-	(2,150)	-	-	(2,150)

Operating profit	1,678	(970)	708	666	-	1,374

Own credit adjustments (2)	376	-	376	(376)	-	-
Payment Protection Insurance costs	(185)	185	-	-	-	-
Interest Rate Hedging Products redress and
related costs	(50)	50	-	-	-	-
Regulatory and legal actions	(385)	385	-	-	-	-
Restructuring costs	(271)	271	-	-	-	-
Gain on redemption of own debt	191	-	191	(191)	-	-
Write-down of goodwill and other intangible assets
Amortisation of purchased intangible assets	(79)	79	-	-	-	-
Strategic disposals	-	-	-	-	-	-
RFS Holdings minority interest	99	-	99	(99)	-	-

Profit before tax	1,374	-	1,374	-	-	1,374
Tax	(678)	-	(678)	-	-	(678)

Profit from continuing operations	696	-	696	-	-	696
Profit from discontinued operations, net of tax	138	-	138	-	-	138

Profit for the period	834	-	834	-	-	834
Non-controlling interests	(117)	-	(117)	-	-	(117)
Preference share and other dividends	(182)	-	(182)	-	-	(182)

Profit attributable to ordinary and B
shareholders	535	-	535	-	-	535

Notes:
(1)	Reallocation of separately reported restructuring costs and litigation and conduct costs to the statutory operating expense lines.
(2)	Reallocation of £175 million gain to income from trading activities and £201 million gain to other operating income.

Consolidated income statement reconciliation for the quarter ended 30 June 2013

		Re-presentation		Reallocation of
	As previously	of one-off and		residual one-off	Presentational
	reported	other items	Restated	and other items	adjustments (1)	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	4,281	-	4,281	-	-	4,281
Interest payable	(1,511)	-	(1,511)	(3)	-	(1,514)

Net interest income	2,770	-	2,770	(3)	-	2,767

Fees and commissions receivable	1,392	-	1,392	-	-	1,392
Fees and commissions payable	(250)	-	(250)	-	-	(250)
Income from trading activities	874	-	874	75	-	949
Gain on redemption of own debt	-	-	-	242	-	242
Other operating income	661	-	661	59	-	720

Non-interest income	2,677	-	2,677	376	-	3,053

Total income	5,447	-	5,447	373	-	5,820

Staff costs	(1,764)	-	(1,764)	-	(76)	(1,840)
Premises and equipment	(526)	-	(526)	-	(22)	(548)
Other administrative expenses	(801)	-	(801)	1	(618)	(1,418)
Depreciation and amortisation	(308)	(38)	(346)	-	(3)	(349)
Restructuring costs	-	(149)	(149)	-	149	-
Litigation and conduct costs	-	(570)	(570)	-	570	-

Operating expenses	(3,399)	(757)	(4,156)	1	-	(4,155)

Profit before impairment losses	2,048	(757)	1,291	374	-	1,665
Impairment losses	(1,117)	-	(1,117)	-	-	(1,117)

Operating profit	931	(757)	174	374	-	548

Own credit adjustments (2)	127	-	127	(127)	-	-
Payment Protection Insurance costs	(185)	185	-	-	-	-
Regulatory and legal actions	(385)	385	-	-	-	-
Restructuring costs	(149)	149	-	-	-	-
Gain on redemption of own debt	242	-	242	(242)	-	-
Amortisation of purchased intangible assets	(38)	38	-	-	-	-
Strategic disposals	6	-	6	(6)	-	-
RFS Holdings minority interest	(1)	-	(1)	1	-	-

Profit before tax	548	-	548	-	-	548
Tax	(328)	-	(328)	-	-	(328)

Profit from continuing operations	220	-	220	-	-	220
Profit from discontinued operations, net of tax	9	-	9	-	-	9

Profit for the period	229	-	229	-	-	229
Non-controlling interests	14	-	14	-	-	14
Preference share and other dividends	(101)	-	(101)	-	-	(101)

Profit attributable to ordinary and B
shareholders	142	-	142	-	-	142

Notes:
(1)	Reallocation of separately reported restructuring costs and litigation and conduct costs to the statutory operating expense lines.
(2)	Reallocation of £76 million gain to income from trading activities and £51 million gain to other operating income.

Appendix 2

Components of customer franchises

Components of customer franchises

The tables in this appendix summarise the performance of each of the new franchises and show how the previously reported divisions have been allocated to them.

Personal & Business Banking (PBB) includes the segments UK Personal & Business Banking (UK PBB) and Ulster Bank. UK PBB includes the whole of UK Retail and Business Banking operations, which serves customers with a turnover of up to £2 million which was previously included in UK Corporate division. Williams & Glyn is included in this segment.

Commercial & Private Banking (CPB) includes the segments Commercial Banking and Private Banking. Commercial Banking comprises the commercial and mid-corporate elements of UK Corporate. It also includes a small number of large domestically focused UK Corporates previously reported within International Banking.

Corporate & Institutional Banking (CIB) includes the majority of customers previously reported within the International Banking and Markets businesses. CIB is reported as a single segment.

Components of customer franchises

Operating profit/(loss) by division
	Allocated from
	UK	UK		International	Ulster
	Retail	Corporate	Wealth	Banking	Bank	CFG	Markets	Centre	RCR	Total
Quarter ended 31 March 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK PBB	451	59	-	-	-	-	-	-	-	510
Ulster Bank	-	-	-	-	9	-	-	-	-	9

PBB	451	59	-	-	9	-	-	-	-	519

Commercial Banking	-	314	-	3	-	-	-	4	-	321
Private Banking	-	-	75	-	-	-	-	-	-	75

CPB	-	314	75	3	-	-	-	4	-	396

Corporate & Institutional Banking	-	31	-	75	-	-	227	-	-	333
Central items	-	-	-	-	-	-	-	5	-	5
Citizens Financial Group	-	-	-	-	-	144	-	-	-	144
RCR	-	-	-	-	-	-	-	-	(114)	(114)

Operating profit/(loss)	451	404	75	78	9	144	227	9	(114)	1,283

	Allocated from
	UK	UK		International	Ulster				Non-
	Retail	Corporate	Wealth	Banking	Bank	CFG	Markets	Centre	Core	Total
Year ended 31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK PBB	692	127	-	-	-	-	-	-	-	819
Ulster Bank	-	-	-	-	(1,609)	-	-	-	-	(1,609)

PBB	692	127	-	-	(1,609)	-	-	-	-	(790)

Commercial Banking	-	503	-	15	-	-	-	12	-	530
Private Banking	-	-	(61)	-	-	-	-	-	-	(61)

CPB	-	503	(61)	15	-	-	-	12	-	469

Corporate & Institutional Banking	-	(244)	-	66	-	-	(2,704)	-	-	(2,882)
Central items	-	-	-	-	-	-	-	647	-	647
Citizens Financial Group	-	-	-	-	-	605	-	-	-	605
Non-Core	-	-	-	-	-	-	-	-	(5,549)	(5,549)

Operating profit/(loss)	692	386	(61)	81	(1,609)	605	(2,704)	659	(5,549)	(7,500)

Components of customer franchises

	Business allocated from
	UK	UK		International	Ulster				Non-
	Retail	Corporate	Wealth	Banking	Bank	CFG	Markets	Centre	Core	Total
Half year ended 30 June 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK PBB	603	85	-	-	-	-	-	-	-	688
Ulster Bank	-	-	-	-	(381)	-	-	-	-	(381)

PBB	603	85	-	-	(381)	-	-	-	-	307

Commercial Banking	-	400	-	8	-	-	-	5	-	413
Private Banking	-	-	88	-	-	-	-	-	-	88

CPB	-	400	88	8	-	-	-	5	-	501

Corporate & Institutional Banking	-	45	-	62	-	-	(304)	-	-	(197)
Central items	-	-	-	-	-	-	-	553	-	553
Citizens Financial Group	-	-	-	-	-	353	-	-	-	353
Non-Core	-	-	-	-	-	-	-	-	(809)	(809)

Operating profit/(loss)	603	530	88	70	(381)	353	(304)	558	(809)	708

Quarter ended 30 June 2013

UK PBB	212	56	-	-	-	-	-	-	-	268
Ulster Bank	-	-	-	-	(210)	-	-	-	-	(210)

PBB	212	56	-	-	(210)	-	-	-	-	58

Commercial Banking	-	222	-	4	-	-	-	3	-	229
Private Banking	-	-	47	-	-	-	-	-	-	47

CPB	-	222	47	4	-	-	-	3	-	276

Corporate & Institutional Banking	-	26	-	7	-	-	(428)	-	-	(395)
Central items	-	-	-	-	-	-	-	352	-	352
Citizens Financial Group	-	-	-	-	-	167	-	-	-	167
Non-Core	-	-	-	-	-	-	-	-	(284)	(284)

Operating profit/(loss)	212	304	47	11	(210)	167	(428)	355	(284)	174

Personal & Business Banking

	Quarter ended 31 March 2014
	Allocated from				Total
	UK Retail	UK Corporate	UK PBB	Ulster Bank	PBB
Income statement	£m	£m	£m	£m	£m

Net interest income	972	152	1,124	154	1,278
Non-interest income	246	93	339	47	386

Total income	1,218	245	1,463	201	1,664

Direct expenses
- staff	(162)	(63)	(225)	(63)	(288)
- other	(120)	(10)	(130)	(17)	(147)
Indirect expenses	(437)	(83)	(520)	(63)	(583)
Restructuring costs
- indirect	11	(1)	10	(2)	8

Total expenses	(708)	(157)	(865)	(145)	(1,010)

Operating profit before impairment losses	510	88	598	56	654
Impairment losses	(59)	(29)	(88)	(47)	(135)

Operating profit	451	59	510	9	519

Memo: operating profit - adjusted (1)	440	60	500	11	511
Key metrics

Return on equity (2)	30.3%	12.4%	26.0%	0.9%	16.7%
Return on equity - adjusted (1,2)	29.6%	12.6%	25.5%	1.1%	16.4%
Net interest margin	3.51%	4.34%	3.61%	2.29%	3.37%
Cost:income ratio	58%	64%	59%	72%	61%
Cost:income ratio - adjusted (1)	59%	64%	60%	71%	61%
Loan impairment charge as % of gross customer
loans and advances	0.2%	0.8%	0.3%	0.7%	0.3%

	31 March 2014
	Allocated from				Total
	UK Retail	UK Corporate	UK PBB	Ulster Bank	PBB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	113.8	14.6	128.4	26.6	155.0
Loan impairment provisions	(1.9)	(1.0)	(2.9)	(3.4)	(6.3)

Net loans and advances to customers	111.9	13.6	125.5	23.2	148.7
Total funded assets	118.4	14.4	132.8	26.0	158.8
Risk elements in lending	3.3	1.2	4.5	4.7	9.2
Customer deposits (excluding repos)	114.8	29.8	144.6	21.1	165.7
Loan:deposit ratio (excluding repos)	98%	46%	87%	110%	90%
Provision coverage (3)	58%	85%	65%	72%	68%
Risk-weighted assets	36.8	11.7	48.5	28.7	77.2

Notes:
(1)	Excluding restructuring costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Personal & Business Banking

	Year ended 31 December 2013
	Allocated from				Total
	UK Retail	UK Corporate	UK PBB	Ulster Bank	PBB
Income statement	£m	£m	£m	£m	£m

Net interest income	3,883	607	4,490	619	5,109
Non-interest income	958	365	1,323	240	1,563

Total income	4,841	972	5,813	859	6,672

Direct expenses
- staff	(674)	(259)	(933)	(239)	(1,172)
- other	(442)	(82)	(524)	(63)	(587)
Indirect expenses	(1,637)	(312)	(1,949)	(263)	(2,212)
Restructuring costs
- direct	(118)	-	(118)	(27)	(145)
- indirect	(94)	(15)	(109)	(12)	(121)
Litigation and conduct costs	(860)	-	(860)	(90)	(950)

Total expenses	(3,825)	(668)	(4,493)	(694)	(5,187)

Operating profit before impairment losses	1,016	304	1,320	165	1,485
Impairment losses	(324)	(177)	(501)	(1,774)	(2,275)

Operating profit/(loss)	692	127	819	(1,609)	(790)

Memo: operating profit/(loss) - adjusted (1)	1,764	142	1,906	(1,480)	426
Impairments pertaining to the creation of RCR	-	(2)	(2)	(892)	(894)
Key metrics

Return on equity (2)	11.4%	5.6%	9.8%	(33.2%)	(5.7%)
Return on equity - adjusted (1,2)	29.0%	6.3%	22.8%	(30.6%)	3.1%
Net interest margin	3.48%	4.14%	3.56%	1.88%	3.21%
Cost:income ratio	79%	69%	77%	81%	78%
Cost:income ratio - adjusted (1)	57%	67%	59%	66%	60%
Loan impairment charge as a % of gross customer
loans and advances	0.3%	1.2%	0.4%	5.6%	1.4%

	31 December 2013
	Allocated from				Total
	UK Retail	UK Corporate	UK PBB	Ulster Bank	PBB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	113.2	14.6	127.8	31.4	159.2
Loan impairment provisions	(2.1)	(0.9)	(3.0)	(5.4)	(8.4)

Net loans and advances to customers	111.1	13.7	124.8	26.0	150.8
Total funded assets	117.6	14.6	132.2	28.0	160.2
Risk elements in lending	3.6	1.1	4.7	8.5	13.2
Customer deposits (excluding repos)	114.9	30.0	144.9	21.7	166.6
Loan:deposit ratio (excluding repos)	97%	46%	86%	120%	91%
Provision coverage (3)	59%	76%	63%	64%	63%
Risk-weighted assets	37.4	13.8	51.2	30.7	81.9

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Personal & Business Banking

	Half year ended 30 June 2013
	Allocated from				Total
	UK Retail	UK Corporate	UK PBB	Ulster Bank	PBB
Income statement	£m	£m	£m	£m	£m

Net interest income	1,897	303	2,200	302	2,502
Non-interest income	451	178	629	142	771

Total income	2,348	481	2,829	444	3,273

Direct expenses
- staff	(339)	(130)	(469)	(124)	(593)
- other	(171)	(29)	(200)	(27)	(227)
Indirect expenses	(802)	(145)	(947)	(125)	(1,072)
Restructuring costs
- direct	(70)	-	(70)	(15)	(85)
- indirect	(34)	(5)	(39)	(6)	(45)
Litigation and conduct cost	(160)	-	(160)	(25)	(185)

Total expenses	(1,576)	(309)	(1,885)	(322)	(2,207)

Operating profit before impairment losses	772	172	944	122	1,066
Impairment losses	(169)	(87)	(256)	(503)	(759)

Operating profit/(loss)	603	85	688	(381)	307

Memo: operating profit/(loss) - adjusted (1)	867	90	957	(335)	622
Key metrics

Return on equity (2)	19.8%	7.3%	16.4%	(14.9%)	4.3%
Return on equity - adjusted (1,2)	28.5%	7.7%	22.8%	(13.1%)	8.8%
Net interest margin	3.42%	4.10%	3.50%	1.82%	3.15%
Cost:income ratio	67%	64%	67%	73%	67%
Cost:income ratio - adjusted (1)	56%	63%	57%	62%	58%
Loan impairment charge as a % of gross customer
loans and advances	0.3%	1.1%	0.4%	3.1%	0.9%

	30 June 2013
	Allocated from				Total
	UK Retail	UK Corporate	UK PBB	Ulster Bank	PBB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	112.2	15.2	127.4	32.9	160.3
Loan impairment provisions	(2.5)	(0.9)	(3.4)	(4.4)	(7.8)

Net loans and advances to customers	109.7	14.3	124.0	28.5	152.5
Total funded assets	116.1	15.1	131.2	30.3	161.5
Risk elements in lending	4.3	1.1	5.4	8.6	14.0
Customer deposits (excluding repos)	111.6	28.3	139.9	23.1	163.0
Loan:deposit ratio (excluding repos)	98%	51%	89%	123%	94%
Provision coverage (3)	58%	77%	62%	52%	56%
Risk-weighted assets	38.0	14.4	52.4	33.9	86.3

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Personal & Business Banking

	Quarter ended 30 June 2013
	Allocated from				Total
	UK Retail	UK Corporate	UK PBB	Ulster Bank	PBB
Income statement	£m	£m	£m	£m	£m

Net interest income	965	153	1,118	152	1,270
Non-interest income	225	95	320	88	408

Total income	1,190	248	1,438	240	1,678

Direct expenses
- staff	(171)	(64)	(235)	(67)	(302)
- other	(83)	(13)	(96)	(12)	(108)
Indirect expenses	(409)	(75)	(484)	(65)	(549)
Restructuring costs
- direct	(47)	-	(47)	(14)	(61)
- indirect	(19)	(3)	(22)	(4)	(26)
Litigation and conduct costs	(160)	-	(160)	(25)	(185)

Total expenses	(889)	(155)	(1,044)	(187)	(1,231)

Operating profit before impairment losses	301	93	394	53	447
Impairment losses	(89)	(37)	(126)	(263)	(389)

Operating profit/(loss)	212	56	268	(210)	58

Memo: operating profit/(loss) - adjusted (1)	438	59	497	(167)	330
Key metrics

Return on equity (2)	14.1%	9.6%	12.8%	(16.8%)	1.7%
Return on equity - adjusted (1,2)	29.0%	10.1%	23.8%	(13.4%)	9.5%
Net interest margin	3.48%	4.13%	3.56%	1.84%	3.20%
Cost:income ratio	75%	63%	73%	78%	73%
Cost:income ratio - adjusted (1)	56%	61%	57%	60%	57%
Loan impairment charge as % of gross customer
loans and advances	0.3%	1.0%	0.4%	3.2%	1.0%

	30 June 2013
	Allocated from				Total
	UK Retail	UK Corporate	UK PBB	Ulster Bank	PBB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	112.2	15.2	127.4	32.9	160.3
Loan impairment provisions	(2.5)	(0.9)	(3.4)	(4.4)	(7.8)

Net loans and advances to customers	109.7	14.3	124.0	28.5	152.5
Total funded assets	116.1	15.1	131.2	30.3	161.5
Risk elements in lending	4.3	1.1	5.4	8.6	14.0
Customer deposits (excluding repos)	111.6	28.3	139.9	23.1	163.0
Loan:deposit ratio (excluding repos)	98%	51%	89%	123%	94%
Provision coverage (3)	58%	77%	62%	52%	56%
Risk-weighted assets	38.0	14.4	52.4	33.9	86.3

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial & Private Banking

	Quarter ended 31 March 2014
	Allocated from
		International		Commercial	Private	Total
	UK Corporate	Banking	Centre	Banking	Banking	CPB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	476	1	11	488	170	658
Non-interest income	287	2	(7)	282	103	385

Total income	763	3	4	770	273	1,043

Direct expenses
- staff	(133)	-	-	(133)	(80)	(213)
- other	(63)	-	-	(63)	(18)	(81)
Indirect expenses	(212)	-	-	(212)	(101)	(313)
Restructuring costs
- indirect	(1)	-	-	(1)	-	(1)

Total expenses	(409)	-	-	(409)	(199)	(608)

Operating profit before impairment losses	354	3	4	361	74	435
Impairment (losses)/recoveries	(40)	-	-	(40)	1	(39)

Operating profit	314	3	4	321	75	396

Memo: operating profit - adjusted (1)	315	3	4	322	75	397
Key metrics

Return on equity (2)	12.4%	28.7%	-	12.6%	15.3%	13.1%
Return on equity - adjusted (1,2)	12.5%	28.7%	-	12.7%	15.3%	13.1%
Net interest margin	2.79%	2.33%	2.91%	2.68%	3.70%	2.89%
Cost:income ratio	54%	-	-	53%	73%	58%
Cost:income ratio - adjusted (1)	53%	-	-	53%	73%	58%
Loan impairment charge as % of gross customer
loans and advances	0.2%	-	-	0.2%	-	0.2%

	31 March 2014
	Allocated from
		International		Commercial	Private	Total
	UK Corporate	Banking	Centre	Banking	Banking	CPB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	81.1	0.3	4.8	86.2	16.8	103.0
Loan impairment provisions	(1.3)	-	-	(1.3)	(0.1)	(1.4)

Net loans and advances to customers	79.8	0.3	4.8	84.9	16.7	101.6
Total funded assets	84.5	0.3	4.8	89.6	21.1	110.7
Risk elements in lending	3.4	-	-	3.4	0.3	3.7
Customer deposits (excluding repos)	87.5	0.1	-	87.6	36.6	124.2
Loan:deposit ratio (excluding repos)	91%	300%	-	97%	45%	82%
Provision coverage (3)	38%	-	-	37%	45%	38%
Risk-weighted assets	62.8	0.2	0.5	63.5	12.0	75.5

Notes:
(1)	Excluding restructuring costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial & Private Banking

	Year ended 31 December 2013
	Allocated from
		International		Commercial	Private	Total
	UK Corporate	Banking	Centre	Banking	Banking	CPB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	1,934	9	19	1,962	658	2,620
Non-interest income	1,195	7	(7)	1,195	419	1,614

Total income	3,129	16	12	3,157	1,077	4,234

Direct expenses
- staff	(514)	(1)	-	(515)	(318)	(833)
- other	(272)	-	-	(272)	(83)	(355)
Indirect expenses	(886)	-	-	(886)	(475)	(1,361)
Restructuring costs
- direct	(18)	-	-	(18)	(18)	(36)
- indirect	(37)	-	-	(37)	(9)	(46)
Litigation and conduct costs	(247)	-	-	(247)	(206)	(453)

Total expenses	(1,974)	(1)	-	(1,975)	(1,109)	(3,084)

Operating profit/(loss) before impairment losses	1,155	15	12	1,182	(32)	1,150
Impairment losses	(652)	-	-	(652)	(29)	(681)

Operating profit/(loss)	503	15	12	530	(61)	469

Memo: operating profit - adjusted (1)	805	15	12	832	172	1,004
Impairments pertaining to the creation of RCR	(123)	-	-	(123)	-	(123)
Key metrics

Return on equity (2)	4.7%	49.3%	-	4.9%	(3.1%)	3.7%
Return on equity - adjusted (1,2)	7.5%	49.3%	-	7.7%	8.7%	7.9%
Net interest margin	2.73%	3.15%	0.62%	2.64%	3.47%	2.81%
Cost:income ratio	63%	6%	-	63%	103%	73%
Cost:income ratio - adjusted (1)	53%	6%	-	53%	81%	60%
Loan impairment charge as % of gross customer
loans and advances	0.8%	-	-	0.8%	0.2%	0.7%

	31 December 2013
	Allocated from
		International		Commercial	Private	Total
	UK Corporate	Banking	Centre	Banking	Banking	CPB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	79.9	0.3	4.8	85.0	16.8	101.8
Loan impairment provisions	(1.5)	-	-	(1.5)	(0.1)	(1.6)

Net loans and advances to customers	78.4	0.3	4.8	83.5	16.7	100.2
Total funded assets	82.8	0.3	4.8	87.9	21.0	108.9
Risk elements in lending	4.3	-	-	4.3	0.3	4.6
Customer deposits (excluding repos)	90.7	-	-	90.7	37.2	127.9
Loan:deposit ratio (excluding repos)	86%	-	-	92%	45%	78%
Provision coverage (3)	35%	-	-	38%	43%	38%
Risk-weighted assets	65.1	0.3	0.4	65.8	12.0	77.8

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial & Private Banking

	Half year ended 30 June 2013
	Allocated from
		International		Commercial	Private	Total
	UK Corporate	Banking	Centre	Banking	Banking	CPB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	925	4	7	936	317	1,253
Non-interest income	611	4	(2)	613	214	827

Total income	1,536	8	5	1,549	531	2,080

Direct expenses
- staff	(254)	-	-	(254)	(173)	(427)
- other	(145)	-	-	(145)	(30)	(175)
Indirect expenses	(401)	-	-	(401)	(228)	(629)
Restructuring costs
- direct	(14)	-	-	(14)	(1)	(15)
- indirect	(15)	-	-	(15)	(4)	(19)
Litigation and conduct costs	(25)	-	-	(25)	-	(25)

Total expenses	(854)	-	-	(854)	(436)	(1,290)

Operating profit before impairment losses	682	8	5	695	95	790
Impairment losses	(282)	-	-	(282)	(7)	(289)

Operating profit	400	8	5	413	88	501

Memo: operating profit - adjusted (1)	454	8	5	467	93	560
Key metrics

Return on equity (2)	7.4%	53.9%	-	7.6%	8.9%	7.8%
Return on equity - adjusted (1,2)	8.4%	53.9%	-	8.6%	9.4%	8.7%
Net interest margin	2.61%	3.18%	0.49%	2.53%	3.33%	2.69%
Cost:income ratio	56%	-	-	55%	82%	62%
Cost:income ratio - adjusted (1)	52%	-	-	52%	81%	59%
Loan impairment charge as % of gross customer
loans and advances	0.7%	-	-	0.7%	0.1%	0.6%

	30 June 2013
	Allocated from
		International		Commercial	Private	Total
	UK Corporate	Banking	Centre	Banking	Banking	CPB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	80.9	0.3	4.6	85.8	17.1	102.9
Loan impairment provisions	(1.5)	-	-	(1.5)	(0.1)	(1.6)

Net loans and advances to customers	79.4	0.3	4.6	84.3	17.0	101.3
Total funded assets	83.9	0.3	4.6	88.8	21.3	110.1
Risk elements in lending	4.4	-	-	4.4	0.3	4.7
Customer deposits (excluding repos)	91.0	-	-	91.0	38.9	129.9
Loan:deposit ratio (excluding repos)	87%	-	-	93%	44%	78%
Provision coverage (3)	34%	-	-	35%	39%	35%
Risk-weighted assets	66.7	0.2	0.3	67.2	12.5	79.7

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Commercial & Private Banking

	Quarter ended 30 June 2013
	Allocated from
		International		Commercial	Private	Total
	UK Corporate	Banking	Centre	Banking	Banking	CPB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	479	2	3	484	159	643
Non-interest income	323	2	-	325	110	435

Total income	802	4	3	809	269	1,078

Direct expenses
- staff	(127)	-	-	(127)	(88)	(215)
- other	(77)	-	-	(77)	(17)	(94)
Indirect expenses	(205)	-	-	(205)	(112)	(317)
Restructuring costs
- direct	(7)	-	-	(7)	(1)	(8)
- indirect	(9)	-	-	(9)	(2)	(11)

Total expenses	(425)	-	-	(425)	(220)	(645)

Operating profit before impairment losses	377	4	3	384	49	433
Impairment losses	(155)	-	-	(155)	(2)	(157)

Operating profit	222	4	3	229	47	276

Memo: operating profit - adjusted (1)	238	4	3	245	50	295
Key metrics

Return on equity (2)	8.3%	52.4%	-	8.5%	9.4%	8.6%
Return on equity - adjusted (1,2)	8.9%	52.4%	-	9.1%	10.0%	9.2%
Net interest margin	2.71%	3.15%	1.35%	2.63%	3.34%	2.77%
Cost:income ratio	53%	-	-	53%	82%	60%
Cost:income ratio - adjusted (1)	51%	-	-	51%	81%	58%
Loan impairment charge as % of gross customer
loans and advances	0.8%	-	-	0.7%	-	0.6%

	30 June 2013
	Allocated from
		International		Commercial	Private	Total
	UK Corporate	Banking	Centre	Banking	Banking	CPB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	80.9	0.3	4.6	85.8	17.1	102.9
Loan impairment provisions	(1.5)	-	-	(1.5)	(0.1)	(1.6)

Net loans and advances to customers	79.4	0.3	4.6	84.3	17.0	101.3
Total funded assets	83.9	0.3	4.6	88.8	21.3	110.1
Risk elements in lending	4.4	-	-	4.4	0.3	4.7
Customer deposits (excluding repos)	91.0	-	-	91.0	38.9	129.9
Loan:deposit ratio (excluding repos)	87%	-	-	93%	44%	78%
Provision coverage (3)	34%	-	-	35%	39%	35%
Risk-weighted assets	66.7	0.2	0.3	67.2	12.5	79.7

Notes:
(1)	Excluding restructuring costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Corporate & Institutional Banking

	Quarter ended 31 March 2014
	Allocated from
		International
	UK Corporate	Banking	Markets	Total
Income statement	£m	£m	£m	£m

Net interest income	23	155	1	179
Non-interest income	17	246	909	1,172

Total income	40	401	910	1,351

Direct expenses
- staff	(5)	(62)	(205)	(272)
- other	(5)	(18)	(90)	(113)
Indirect expenses	(5)	(242)	(341)	(588)
Restructuring costs
- direct	-	(1)	(14)	(15)
- indirect	-	7	(31)	(24)

Total expenses	(15)	(316)	(681)	(1,012)

Operating profit before impairment losses	25	85	229	339
Impairment recoveries/(losses)	6	(10)	(2)	(6)

Operating profit	31	75	227	333

Memo: operating profit - adjusted (1)	31	69	272	372
Key metrics

Return on equity (2)	11.8%	4.2%	6.0%	5.6%
Return on equity - adjusted (1,2)	11.8%	3.9%	7.2%	6.2%
Net interest margin	1.20%	1.35%	0.01%	0.85%
Cost:income ratio	38%	79%	75%	75%
Cost:income ratio - adjusted (1)	38%	80%	70%	72%
Loan impairment charge as % of gross customer loans and advances	(0.3%)	0.1%	-	-

	31 March 2014
	Allocated from
		International
	UK Corporate	Banking	Markets	Total
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	7.5	38.3	24.9	70.7
Loan impairment provisions	-	(0.1)	(0.1)	(0.2)

Net loans and advances to customers	7.5	38.2	24.8	70.5
Total funded assets	7.8	50.6	228.2	286.6
Risk elements in lending	-	-	0.1	0.1
Customer deposits (excluding repos)	3.9	33.6	19.6	57.1
Loan:deposit ratio (excluding repos)	192%	114%	127%	123%
Provision coverage (3)	-	-	80%	199%
Risk-weighted assets	5.9	46.9	87.4	140.2

Notes:
(1)	Excluding restructuring costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Corporate & Institutional Banking

	Year ended 31 December 2013
	Allocated from
		International
	UK Corporate	Banking	Markets	Total
Income statement	£m	£m	£m	£m

Net interest income	124	660	(100)	684
Non-interest income	33	1,128	3,163	4,324

Total income	157	1,788	3,063	5,008

Direct expenses
- staff	(16)	(313)	(655)	(984)
- other	(2)	(92)	(596)	(690)
Indirect expenses	(23)	(979)	(1,891)	(2,893)
Restructuring costs
- direct	-	(11)	(74)	(85)
- indirect	(1)	(98)	(18)	(117)
Litigation and conduct costs	-	-	(2,441)	(2,441)

Total expenses	(42)	(1,493)	(5,675)	(7,210)

Operating profit/(loss) before impairment losses	115	295	(2,612)	(2,202)
Impairment losses	(359)	(229)	(92)	(680)

Operating (loss)/profit	(244)	66	(2,704)	(2,882)

Memo: operating (loss)/profit - adjusted (1)	(243)	175	(171)	(239)
Impairments pertaining to the creation of RCR	(285)	(52)	(18)	(355)
Key metrics

Return on equity (2)	(24.7%)	1.1%	(19.9%)	(12.9%)
Return on equity - adjusted (1,2)	(24.6%)	2.5%	(1.3%)	(1.1%)
Net interest margin	1.52%	1.48%	(0.31%)	0.80%
Cost:income ratio	27%	84%	185%	144%
Cost:income ratio - adjusted (1)	26%	77%	103%	91%
Loan impairment charge as % of gross customer loans and advances	4.5%	0.6%	0.4%	1.0%

	31 December 2013
	Allocated from
		International
	UK Corporate	Banking	Markets	Total
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	8.0	35.7	25.4	69.1
Loan impairment provisions	(0.4)	(0.3)	(0.2)	(0.9)

Net loans and advances to customers	7.6	35.4	25.2	68.2
Total funded assets	7.6	48.2	212.8	268.6
Risk elements in lending	0.8	0.5	0.3	1.6
Customer deposits (excluding repos)	4.0	39.3	21.5	64.8
Loan:deposit ratio (excluding repos)	190%	90%	117%	105%
Provision coverage (3)	50%	60%	85%	59%
Risk-weighted assets	7.2	48.7	64.5	120.4

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Corporate & Institutional Banking

	Half year ended 30 June 2013
	Allocated from
		International
	UK Corporate	Banking	Markets	Total
Income statement	£m	£m	£m	£m

Net interest income	59	350	(95)	314
Non-interest income	16	572	1,806	2,394

Total income	75	922	1,711	2,708

Direct expenses
- staff	(8)	(164)	(408)	(580)
- other	(1)	(39)	(244)	(284)
Indirect expenses	(11)	(462)	(852)	(1,325)
Restructuring costs
- direct	-	(4)	(33)	(37)
- indirect	-	(37)	(9)	(46)
Litigation and conduct costs	-	-	(410)	(410)

Total expenses	(20)	(706)	(1,956)	(2,682)

Operating profit/(loss) before impairment losses	55	216	(245)	26
Impairment losses	(10)	(154)	(59)	(223)

Operating profit/(loss)	45	62	(304)	(197)

Memo: operating profit - adjusted (1)	45	103	148	296
Key metrics

Return on equity (2)	11.5%	1.9%	(4.0%)	(1.6%)
Return on equity - adjusted (1,2)	11.5%	2.9%	2.0%	2.5%
Net interest margin	1.45%	1.58%	(0.55%)	0.72%
Cost:income ratio	27%	77%	114%	99%
Cost:income ratio - adjusted (1)	27%	72%	88%	81%
Loan impairment charge as % of gross customer loans and advances	0.2%	0.8%	0.4%	0.6%

	30 June 2013
	Allocated from
		International
	UK Corporate	Banking	Markets	Total
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	8.5	40.3	28.2	77.0
Loan impairment provisions	-	(0.4)	(0.2)	(0.6)

Net loans and advances to customers	8.5	39.9	28.0	76.4
Total funded assets	8.6	51.6	267.9	328.1
Risk elements in lending	0.7	0.5	0.3	1.5
Customer deposits (excluding repos)	6.9	46.0	26.4	79.3
Loan:deposit ratio (excluding repos)	123%	87%	106%	96%
Provision coverage (3)	-	75%	78%	45%
Risk-weighted assets	7.0	49.5	86.8	143.3

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Corporate & Institutional Banking

	Quarter ended 30 June 2013
	Allocated from
		International
	UK Corporate	Banking	Markets	Total
Income statement	£m	£m	£m	£m

Net interest income	29	170	(57)	142
Non-interest income	9	289	796	1,094

Total income	38	459	739	1,236

Direct expenses
- staff	(4)	(81)	(162)	(247)
- other	-	(18)	(136)	(154)
Indirect expenses	(6)	(230)	(421)	(657)
Restructuring costs
- direct	-	(2)	(22)	(24)
- indirect	-	(22)	2	(20)
Litigation and conduct costs	-	-	(385)	(385)

Total expenses	(10)	(353)	(1,124)	(1,487)

Operating profit/(loss) before impairment losses	28	106	(385)	(251)
Impairment losses	(2)	(99)	(43)	(144)

Operating profit/(loss)	26	7	(428)	(395)

Memo: operating profit/(loss) - adjusted (1)	26	31	(23)	34
Key metrics

Return on equity (2)	12.8%	0.7%	(11.9%)	(6.8%)
Return on equity - adjusted (1,2)	12.8%	1.9%	(0.7%)	0.6%
Net interest margin	1.45%	1.56%	(0.69%)	0.67%
Cost:income ratio	26%	77%	152%	120%
Cost:income ratio - adjusted (1)	26%	72%	97%	86%
Loan impairment charge as % of gross customer loans and advances	0.1%	1.0%	0.6%	0.7%

	30 June 2013
	Allocated from
		International
	UK Corporate	Banking	Markets	Total
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	8.5	40.3	28.2	77.0
Loan impairment provisions	-	(0.4)	(0.2)	(0.6)

Net loans and advances to customers	8.5	39.9	28.0	76.4
Total funded assets	8.6	51.6	267.9	328.1
Risk elements in lending	0.7	0.5	0.3	1.5
Customer deposits (excluding repos)	6.9	46.0	26.4	79.3
Loan:deposit ratio (excluding repos)	123%	87%	106%	96%
Provision coverage (3)	-	75%	78%	45%
Risk-weighted assets	7.0	49.5	86.8	143.3

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on divisional operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; previously - 10% of RWAe).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Central items

Quarter ended 31 March 2014
Net impact
		of revised		Unallocated
	Previously	Treasury	Allocated	cost
	reported	allocations	to CPB	allocations	Total (1)
	£m	£m	£m	£m	£m

Central items not allocated	(76)	154	(4)	(69)	5

Year ended 31 December 2013
Net impact
		of revised		Unallocated
	Previously	Treasury	Allocated	cost
	reported	allocations	to CPB	allocations	Total (1)
	£m	£m	£m	£m	£m

Central items not allocated	(89)	660	(12)	88	647

Half year ended 30 June 2013
Net impact
		of revised		Unallocated
	Previously	Treasury	Allocated	cost
	reported	allocations	to CPB	allocations	Total (1)
	£m	£m	£m	£m	£m

Central items not allocated	104	385	(5)	69	553

Quarter ended 30 June 2013
Net impact
		of revised		Unallocated
	Previously	Treasury	Allocated	cost
	reported	allocations	to CPB	allocations	Total (1)
	£m	£m	£m	£m	£m

Central items not allocated	140	173	(3)	42	352

Note:
(1)
Central items includes unallocated costs which principally comprise profits on the sale of the Treasury AFS portfolio (quarter ended 31 March 2014 - £203 million, year ended 31 December 2013 - £724 million, half year ended 30 June 2013 - £460 million and quarter ended 30 June 2013 - £105 million) and profit and loss on hedges which do not qualify for hedge accounting..

Appendix 3

Allocation of previous divisions to new customer franchises

Allocation of previous divisions to new customer franchises

The tables in this appendix summarise the performance of the previously reported divisions, as adjusted for the reporting changes outlined on page 2, and show how these divisions have been allocated to the new reportable segments.

UK Retail

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Allocated
	reported	Functions	Services	allocations	other items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	994	-	-	(22)	-	972
Non-interest income	246	-	-	-	-	246

Total income	1,240	-	-	(22)	-	1,218

Direct expenses
- staff	(165)	5	6	-	(8)	(162)
- other	(148)	27	1	-	-	(120)
Indirect expenses	(335)	(36)	(66)	-	-	(437)
Restructuring costs
- indirect	-	-	-	-	11	11

Total expenses	(648)	(4)	(59)	-	3	(708)

Operating profit before impairment losses	592	(4)	(59)	(22)	3	510
Impairment losses	(59)	-	-	-	-	(59)

Operating profit	533	(4)	(59)	(22)	3	451

Memo: operating profit - adjusted (1)						440
Key metrics

Net interest margin	3.59%					3.51%
Cost:income ratio	52%					58%
Cost:income ratio - adjusted (1)	n/a					59%

	31 March 2014
	Previously		Allocated
	reported	Adjustments	to UK PBB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	113.8		113.8
Loan impairment provisions	(1.9)		(1.9)

Net loans and advances to customers	111.9		111.9
Funded assets	118.4		118.4
Risk elements in lending	3.3		3.3
Customer deposits (excluding repos)	114.8		114.8
Loan:deposit ratio (excluding repos)	98%		98%
Provision coverage (2)	58%		58%
Risk-weighted assets (3)	43.9	(7.1)	36.8

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	RWAs include an adjustment from long-term conservative average secured mortgage probability of default methodology to the lower point-in-time basis required for regulatory reporting.

UK Retail

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Allocated
	reported	Functions	Services	allocations	other items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	3,979	-	-	(96)	-	3,883
Non-interest income	958	-	-	-	-	958

Total income	4,937	-	-	(96)	-	4,841

Direct expenses
- staff	(684)	24	22	-	(36)	(674)
- other	(560)	117	1	-	-	(442)
Indirect expenses	(1,426)	(177)	(34)	-	-	(1,637)
Restructuring costs
- direct	-	-	-	-	(118)	(118)
- indirect	-	-	-	-	(94)	(94)
Litigation and conduct costs	-	-	-	-	(860)	(860)

Total expenses	(2,670)	(36)	(11)	-	(1,108)	(3,825)

Operating profit before impairment losses	2,267	(36)	(11)	(96)	(1,108)	1,016
Impairment losses	(324)	-	-	-	-	(324)

Operating profit	1,943	(36)	(11)	(96)	(1,108)	692

Memo: operating profit - adjusted (1)						1,764
Key metrics

Net interest margin	3.57%					3.48%
Cost:income ratio	54%					79%
Cost:income ratio - adjusted (1)	n/a					57%

	31 December 2013
	Previously		Allocated
	reported	Adjustments	to UK PBB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	113.2		113.2
Loan impairment provisions	(2.1)		(2.1)

Net loans and advances to customers	111.1		111.1
Funded assets	117.6		117.6
Risk elements in lending	3.6		3.6
Customer deposits (excluding repos)	114.9		114.9
Loan:deposit ratio (excluding repos)	97%		97%
Provision coverage (2)	59%		59%
Risk-weighted assets (3)	43.9	(6.5)	37.4

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	RWAs include an adjustment from long-term conservative average secured mortgage probability of default methodology to the lower point-in-time basis required for regulatory reporting.

UK Retail

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Allocated
	reported	Functions	Services	allocations	other items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	1,952	-	-	(55)	-	1,897
Non-interest income	451	-	-	-	-	451

Total income	2,403	-	-	(55)	-	2,348

Direct expenses
- staff	(347)	14	12	-	(18)	(339)
- other	(224)	52	1	-	-	(171)
Indirect expenses	(709)	(75)	(18)	-	-	(802)
Restructuring costs
- direct	-	-	-	-	(70)	(70)
- indirect	-	-	-	-	(34)	(34)
Litigation and conduct costs	-	-	-	-	(160)	(160)

Total expenses	(1,280)	(9)	(5)	-	(282)	(1,576)

Operating profit before impairment losses	1,123	(9)	(5)	(55)	(282)	772
Impairment losses	(169)	-	-	-	-	(169)

Operating profit	954	(9)	(5)	(55)	(282)	603

Memo: operating profit - adjusted (1)						867
Key metrics

Net interest margin	3.53%					3.42%
Cost:income ratio	53%					67%
Cost:income ratio - adjusted (1)	n/a					56%

	30 June 2013
	Previously		Allocated
	reported	Adjustments	to UK PBB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	112.2		112.2
Loan impairment provisions	(2.5)		(2.5)

Net loans and advances to customers	109.7		109.7
Funded assets	116.1		116.1
Risk elements in lending	4.3		4.3
Customer deposits (excluding repos)	111.6		111.6
Loan:deposit ratio (excluding repos)	98%		98%
Provision coverage (2)	58%		58%
Risk-weighted assets (3)	44.1	(6.1)	38.0

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	RWAs include an adjustment from long-term conservative average secured mortgage probability of default methodology to the lower point-in-time basis required for regulatory reporting.

UK Retail

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Allocated
	reported	Functions	Services	allocations	other items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	987	-	-	(22)	-	965
Non-interest income	225	-	-	-	-	225

Total income	1,212	-	-	(22)	-	1,190

Direct expenses
- staff	(175)	7	6	-	(9)	(171)
- other	(112)	28	1	-	-	(83)
Indirect expenses	(359)	(41)	(9)	-	-	(409)
Restructuring costs
- direct	-	-	-	-	(47)	(47)
- indirect	-	-	-	-	(19)	(19)
Litigation and conduct costs	-	-	-	-	(160)	(160)

Total expenses	(646)	(6)	(2)	-	(235)	(889)

Operating profit before impairment losses	566	(6)	(2)	(22)	(235)	301
Impairment losses	(89)	-	-	-	-	(89)

Operating profit	477	(6)	(2)	(22)	(235)	212

Memo: operating profit - adjusted (1)						438
Key metrics

Net interest margin	3.56%					3.48%
Cost:income ratio	53%					75%
Cost:income ratio - adjusted (1)	n/a					56%

	30 June 2013
	Previously		Allocated
	reported	Adjustments	to UK PBB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	112.2		112.2
Loan impairment provisions	(2.5)		(2.5)

Net loans and advances to customers	109.7		109.7
Funded assets	116.1		116.1
Risk elements in lending	4.3		4.3
Customer deposits (excluding repos)	111.6		111.6
Loan:deposit ratio (excluding repos)	98%		98%
Provision coverage (2)	58%		58%
Risk-weighted assets (3)	44.1	(6.1)	38.0

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	RWAs include an adjustment from long-term conservative average secured mortgage probability of default methodology to the lower point-in-time basis required for regulatory reporting.

UK Corporate

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of one-off and		Commercial
	reported	Functions	Services	allocations	other items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	706	-	-	(55)	-	152	476	23
Non-interest income	397	-	-	-	-	93	287	17

Total income	1,103	-	-	(55)	-	245	763	40

Direct expenses
- staff	(221)	8	20	-	(8)	(63)	(133)	(5)
- other	(93)	5	10	-	-	(10)	(63)	(5)
Indirect expenses	(235)	(17)	(48)	-	-	(83)	(212)	(5)
Restructuring costs
- indirect	-	-	-	-	(2)	(1)	(1)	-

Total expenses	(549)	(4)	(18)	-	(10)	(157)	(409)	(15)

Operating profit before
impairment losses	554	(4)	(18)	(55)	(10)	88	354	25
Impairment (losses)/recoveries	(63)	-	-	-	-	(29)	(40)	6

Operating profit	491	(4)	(18)	(55)	(10)	59	314	31

Memo: operating profit
- adjusted (1)						60	315	31
Key metrics

Net interest margin	3.13%					4.34%	2.79%	1.20%
Cost:income ratio	50%					64%	54%	38%
Cost:income ratio - adjusted (1)	n/a					64%	53%	38%

				31 March 2014
					Allocated to
				Previously		Commercial
				reported	UK PBB	Banking	CIB
Capital and balance sheet				£bn	£bn	£bn	£bn

Loans and advances to customers (gross)				103.2	14.6	81.1	7.5
Loan impairment provisions				(2.3)	(1.0)	(1.3)	-

Net loans and advances to customers				100.9	13.6	79.8	7.5
Funded assets				106.7	14.4	84.5	7.8
Risk elements in lending				4.6	1.2	3.4	-
Customer deposits (excluding repos)				121.2	29.8	87.5	3.9
Loan:deposit ratio (excluding repos)				83%	46%	91%	192%
Provision coverage (2)				49%	85%	38%	-
Risk-weighted assets				80.4	11.7	62.8	5.9

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

UK Corporate

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of one-off and		Commercial
	reported	Functions	Services	allocations	other items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,874	-	-	(209)	-	607	1,934	124
Non-interest income	1,593	-	-	-	-	365	1,195	33

Total income	4,467	-	-	(209)	-	972	3,129	157

Direct expenses
- staff	(865)	30	82	-	(36)	(259)	(514)	(16)
- other	(437)	27	54	-	-	(82)	(272)	(2)
Indirect expenses	(917)	(166)	(138)	-	-	(312)	(886)	(23)
Restructuring costs
- direct	-	-	-	-	(18)	-	(18)	-
- indirect	-	-	-	-	(53)	(15)	(37)	(1)
Litigation and conduct costs	-	-	-	-	(247)	-	(247)	-

Total expenses	(2,219)	(109)	(2)	-	(354)	(668)	(1,974)	(42)

Operating profit before
impairment losses	2,248	(109)	(2)	(209)	(354)	304	1,155	115
Impairment losses	(1,188)	-	-	-	-	(177)	(652)	(359)

Operating profit/(loss)	1,060	(109)	(2)	(209)	(354)	127	503	(244)

Memo: operating profit/(loss)
- adjusted (1)						142	805	(243)
Key metrics

Net interest margin	3.07%					4.14%	2.73%	1.52%
Cost:income ratio	50%					69%	63%	27%
Cost:income ratio - adjusted (1)	n/a					67%	53%	26%

				31 December 2013
					Allocated to
				Previously		Commercial
				reported	UK PBB	Banking	CIB
Capital and balance sheet				£bn	£bn	£bn	£bn

Loans and advances to customers (gross)				102.5	14.6	79.9	8.0
Loan impairment provisions				(2.8)	(0.9)	(1.5)	(0.4)

Net loans and advances to customers				99.7	13.7	78.4	7.6
Funded assets				105.0	14.6	82.8	7.6
Risk elements in lending				6.2	1.1	4.3	0.8
Customer deposits (excluding repos)				124.7	30.0	90.7	4.0
Loan:deposit ratio (excluding repos)				80%	46%	86%	190%
Provision coverage (2)				46%	76%	35%	50%
Risk-weighted assets				86.1	13.8	65.1	7.2

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

UK Corporate

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of one-off and		Commercial
	reported	Functions	Services	allocations	other items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,421	-	-	(134)	-	303	925	59
Non-interest income	805	-	-	-	-	178	611	16

Total income	2,226	-	-	(134)	-	481	1,536	75

Direct expenses
- staff	(431)	15	42	-	(18)	(130)	(254)	(8)
- other	(216)	13	28	-	-	(29)	(145)	(1)
Indirect expenses	(447)	(39)	(71)	-	-	(145)	(401)	(11)
Restructuring costs
- direct	-	-	-	-	(14)	-	(14)	-
- indirect	-	-	-	-	(20)	(5)	(15)	-
Litigation and conduct costs	-	-	-	-	(25)	-	(25)	-

Total expenses	(1,094)	(11)	(1)	-	(77)	(309)	(854)	(20)

Operating profit before
impairment losses	1,132	(11)	(1)	(134)	(77)	172	682	55
Impairment losses	(379)	-	-	-	-	(87)	(282)	(10)

Operating profit	753	(11)	(1)	(134)	(77)	85	400	45

Memo: operating profit
- adjusted (1)						90	454	45
Key metrics

Net interest margin	3.03%					4.10%	2.61%	1.45%
Cost:income ratio	49%					64%	56%	27%
Cost:income ratio - adjusted (1)	n/a					63%	52%	27%

				30 June 2013
					Allocated to
				Previously		Commercial
				reported	UK PBB	Banking	CIB
Capital and balance sheet				£bn	£bn	£bn	£bn

Loans and advances to customers (gross)				104.6	15.2	80.9	8.5
Loan impairment provisions				(2.4)	(0.9)	(1.5)	-

Net loans and advances to customers				102.2	14.3	79.4	8.5
Funded assets				107.6	15.1	83.9	8.6
Risk elements in lending				6.2	1.1	4.4	0.7
Customer deposits (excluding repos)				126.2	28.3	91.0	6.9
Loan:deposit ratio (excluding repos)				81%	51%	87%	123%
Provision coverage (2)				39%	77%	34%	-
Risk-weighted assets				88.1	14.4	66.7	7.0

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

UK Corporate

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of one-off and		Commercial
	reported	Functions	Services	allocations	other items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	715	-	-	(54)	-	153	479	29
Non-interest income	427	-	-	-	-	95	323	9

Total income	1,142	-	-	(54)	-	248	802	38

Direct expenses
- staff	(214)	7	21	-	(9)	(64)	(127)	(4)
- other	(113)	9	14	-	-	(13)	(77)	-
Indirect expenses	(226)	(23)	(37)	-	-	(75)	(205)	(6)
Restructuring costs
- direct	-	-	-	-	(7)	-	(7)	-
- indirect	-	-	-	-	(12)	(3)	(9)	-

Total expenses	(553)	(7)	(2)	-	(28)	(155)	(425)	(10)

Operating profit before
impairment losses	589	(7)	(2)	(54)	(28)	93	377	28
Impairment losses	(194)	-	-	-	-	(37)	(155)	(2)

Operating profit	395	(7)	(2)	(54)	(28)	56	222	26

Memo: operating profit
- adjusted (1)						59	238	26
Key metrics

Net interest margin	3.05%					4.13%	2.71%	1.45%
Cost:income ratio	48%					63%	53%	26%
Cost:income ratio - adjusted (1)	n/a					61%	51%	26%

	30 June 2013
		Allocated to
	Previously		Commercial
	reported	UK PBB	Banking	CIB
Capital and balance sheet	£bn	£bn	£bn	£bn

Loans and advances to customers (gross)	104.6	15.2	80.9	8.5
Loan impairment provisions	(2.4)	(0.9)	(1.5)	-

Net loans and advances to customers	102.2	14.3	79.4	8.5
Funded assets	107.6	15.1	83.9	8.6
Risk elements in lending	6.2	1.1	4.4	0.7
Customer deposits (excluding repos)	126.2	28.3	91.0	6.9
Loan:deposit ratio (excluding repos)	81%	51%	87%	123%
Provision coverage (2)	39%	77%	34%	-
Risk-weighted assets	88.1	14.4	66.7	7.0

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Wealth

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Private
	reported	Functions	Services	allocations	other items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	171	-	-	(1)	-	170
Non-interest income	103	-	-	-	-	103

Total income	274	-	-	(1)	-	273

Direct expenses
- staff	(94)	6	10	-	(2)	(80)
- other	(30)	6	6	-	-	(18)
Indirect expenses	(73)	(10)	(18)	-	-	(101)

Total expenses	(197)	2	(2)	-	(2)	(199)

Operating profit before impairment losses	77	2	(2)	(1)	(2)	74
Impairment recoveries	1	-	-	-	-	1

Operating profit	78	2	(2)	(1)	(2)	75

Memo: operating profit - adjusted						75
Key metrics

Net interest margin	3.72%					3.70%
Cost:income ratio	72%					73%
Cost:income ratio - adjusted	n/a					73%

Private
Banking
31 March 2014	£bn

Capital and balance sheet
Loans and advances to customers (gross)	16.8
Loan impairment provisions	(0.1)

Net loans and advances to customers	16.7
Funded assets	21.1
Risk elements in lending	0.3
Customer deposits (excluding repos)	36.6
Loan:deposit ratio (excluding repos)	45%
Provision coverage (1)	45%
Risk-weighted assets	12.0

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Wealth

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Private
	reported	Functions	Services	allocations	other items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	674	-	-	(16)	-	658
Non-interest income	419	-	-	-	-	419

Total income	1,093	-	-	(16)	-	1,077

Direct expenses
- staff	(384)	29	45	-	(8)	(318)
- other	(122)	15	24	-	-	(83)
Indirect expenses	(337)	(64)	(74)	-	-	(475)
Restructuring costs
- direct	-	-	-	-	(18)	(18)
- indirect	-	-	-	-	(9)	(9)
Litigation and conduct costs	-	-	-	-	(206)	(206)

Total expenses	(843)	(20)	(5)	-	(241)	(1,109)

Operating profit/(loss) before impairment losses	250	(20)	(5)	(16)	(241)	(32)
Impairment losses	(29)	-	-	-	-	(29)

Operating profit/(loss)	221	(20)	(5)	(16)	(241)	(61)

Memo: operating profit - adjusted (1)						172
Key metrics

Net interest margin	3.56%					3.47%
Cost:income ratio	77%					103%
Cost:income ratio - adjusted (1)	n/a					81%

Private
Banking
31 December 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	16.8
Loan impairment provisions	(0.1)

Net loans and advances to customers	16.7
Funded assets	21.0
Risk elements in lending	0.3
Customer deposits (excluding repos)	37.2
Loan:deposit ratio (excluding repos)	45%
Provision coverage (2)	43%
Risk-weighted assets	12.0

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Wealth

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Private
	reported	Functions	Services	allocations	other items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	331	-	-	(14)	-	317
Non-interest income	214	-	-	-	-	214

Total income	545	-	-	(14)	-	531

Direct expenses
- staff	(207)	15	23	-	(4)	(173)
- other	(51)	9	12	-	-	(30)
Indirect expenses	(168)	(24)	(36)	-	-	(228)
Restructuring costs
- direct	-	-	-	-	(1)	(1)
- indirect	-	-	-	-	(4)	(4)

Total expenses	(426)	-	(1)	-	(9)	(436)

Operating profit before impairment losses	119	-	(1)	(14)	(9)	95
Impairment losses	(7)	-	-	-	-	(7)

Operating profit	112	-	(1)	(14)	(9)	88

Memo: operating profit - adjusted (1)						93
Key metrics

Net interest margin	3.48%					3.33%
Cost:income ratio	78%					82%
Cost:income ratio - adjusted (1)	n/a					81%

Private
Banking
30 June 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	17.1
Loan impairment provisions	(0.1)

Net loans and advances to customers	17.0
Funded assets	21.3
Risk elements in lending	0.3
Customer deposits (excluding repos)	38.9
Loan:deposit ratio (excluding repos)	44%
Provision coverage (2)	39%
Risk-weighted assets	12.5

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Wealth

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Private
	reported	Functions	Services	allocations	other items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	162	-	-	(3)	-	159
Non-interest income	110	-	-	-	-	110

Total income	272	-	-	(3)	-	269

Direct expenses
- staff	(104)	7	11	-	(2)	(88)
- other	(28)	5	6	-	-	(17)
Indirect expenses	(82)	(12)	(18)	-	-	(112)
Restructuring costs
- direct	-	-	-	-	(1)	(1)
- indirect	-	-	-	-	(2)	(2)

Total expenses	(214)	-	(1)	-	(5)	(220)

Operating profit before impairment losses	58	-	(1)	(3)	(5)	49
Impairment losses	(2)	-	-	-	-	(2)

Operating profit	56	-	(1)	(3)	(5)	47

Memo: operating profit - adjusted (1)						50
Key metrics

Net interest margin	3.41%					3.34%
Cost:income ratio	79%					82%
Cost:income ratio - adjusted (1)	n/a					81%

Private
Banking
30 June 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	17.1
Loan impairment provisions	(0.1)

Net loans and advances to customers	17.0
Funded assets	21.3
Risk elements in lending	0.3
Customer deposits (excluding repos)	38.9
Loan:deposit ratio (excluding repos)	44%
Provision coverage (2)	39%
Risk-weighted assets	12.5

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

International Banking

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Commercial
	reported	Functions	Services	allocations	other items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	180	-	-	(24)	-	1	155
Non-interest income	248	-	-	-	-	2	246

Total income	428	-	-	(24)	-	3	401

Direct expenses
- staff	(109)	15	32	-	-	-	(62)
- other	(35)	3	14	-	-	-	(18)
Indirect expenses	(164)	(15)	(63)	-	-	-	(242)
Restructuring costs
- direct	-	-	-	-	(1)	-	(1)
- indirect	-	-	-	-	7	-	7

Total expenses	(308)	3	(17)	-	6	-	(316)

Operating profit before impairment losses	120	3	(17)	(24)	6	3	85
Impairment losses	(10)	-	-	-	-	-	(10)

Operating profit	110	3	(17)	(24)	6	3	75

Memo: operating profit - adjusted (1)						3	69
Key metrics

Net interest margin	1.55%					2.33%	1.35%
Cost:income ratio	72%					-	79%
Cost:income ratio - adjusted (1)	n/a					-	80%

	31 March 2014
		Allocated to
	Previously	Commercial
	reported	Banking	CIB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	38.6	0.3	38.3
Loan impairment provisions	(0.1)	-	(0.1)

Net loans and advances to customers	38.5	0.3	38.2
Funded assets	50.9	0.3	50.6
Customer deposits (excluding repos)	33.7	0.1	33.6
Loan:deposit ratio (excluding repos)	114%	300%	114%
Risk-weighted assets	47.1	0.2	46.9

Note:
(1)	Excluding restructuring costs.

International Banking

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Commercial
	reported	Functions	Services	allocations	other items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	713	-	-	(44)	-	9	660
Non-interest income	1,135	-	-	-	-	7	1,128

Total income	1,848	-	-	(44)	-	16	1,788

Direct expenses
- staff	(496)	55	127	-	-	(1)	(313)
- other	(167)	7	68	-	-	-	(92)
Indirect expenses	(677)	(103)	(199)	-	-	-	(979)
Restructuring costs
- direct	-	-	-	-	(11)	-	(11)
- indirect	-	-	-	-	(98)	-	(98)

Total expenses	(1,340)	(41)	(4)	-	(109)	(1)	(1,493)

Operating profit before impairment losses	508	(41)	(4)	(44)	(109)	15	295
Impairment losses	(229)	-	-	-	-	-	(229)

Operating profit	279	(41)	(4)	(44)	(109)	15	66

Memo: operating profit - adjusted (1)						15	175
Key metrics

Net interest margin	1.59%					3.15%	1.48%
Cost:income ratio	73%					6%	84%
Cost:income ratio - adjusted (1)	n/a					6%	77%

	31 December 2013
		Allocated to
	Previously	Commercial
	reported	Banking	CIB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	36.0	0.3	35.7
Loan impairment provisions	(0.3)	-	(0.3)

Net loans and advances to customers	35.7	0.3	35.4
Funded assets	48.5	0.3	48.2
Risk elements in lending	0.5	-	0.5
Customer deposits (excluding repos)	39.3	-	39.3
Loan:deposit ratio (excluding repos)	91%	-	90%
Provision coverage (2)	69%	-	69%
Risk-weighted assets	49.0	0.3	48.7

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

International Banking

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Commercial
	reported	Functions	Services	allocations	other items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	374	-	-	(20)	-	4	350
Non-interest income	576	-	-	-	-	4	572

Total income	950	-	-	(20)	-	8	922

Direct expenses
- staff	(253)	28	61	-	-	-	(164)
- other	(70)	4	27	-	-	-	(39)
Indirect expenses	(337)	(34)	(91)	-	-	-	(462)
Restructuring costs
- direct	-	-	-	-	(4)	-	(4)
- indirect	-	-	-	-	(37)	-	(37)

Total expenses	(660)	(2)	(3)	-	(41)	-	(706)

Operating profit before impairment losses	290	(2)	(3)	(20)	(41)	8	216
Impairment losses	(154)	-	-	-	-	-	(154)

Operating profit	136	(2)	(3)	(20)	(41)	8	62

Memo: operating profit - adjusted (1)						8	103
Key metrics

Net interest margin	1.68%					3.18%	1.58%
Cost:income ratio	69%					-	77%
Cost:income ratio - adjusted (1)	n/a					-	72%

	30 June 2013
		Allocated to
	Previously	Commercial
	reported	Banking	CIB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	40.6	0.3	40.3
Loan impairment provisions	(0.4)	-	(0.4)

Net loans and advances to customers	40.2	0.3	39.9
Funded assets	51.9	0.3	51.6
Risk elements in lending	0.5	-	0.5
Customer deposits (excluding repos)	46.0	-	46.0
Loan:deposit ratio (excluding repos)	87%	-	87%
Provision coverage (2)	75%	-	75%
Risk-weighted assets	49.7	0.2	49.5

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

International Banking

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Commercial
	reported	Functions	Services	allocations	other items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	177	-	-	(5)	-	2	170
Non-interest income	291	-	-	-	-	2	289

Total income	468	-	-	(5)	-	4	459

Direct expenses
- staff	(128)	15	32	-	-	-	(81)
- other	(32)	2	12	-	-	-	(18)
Indirect expenses	(167)	(18)	(45)	-	-	-	(230)
Restructuring costs
- direct	-	-	-	-	(2)	-	(2)
- indirect	-	-	-	-	(22)	-	(22)

Total expenses	(327)	(1)	(1)	-	(24)	-	(353)

Operating profit before impairment losses	141	(1)	(1)	(5)	(24)	4	106
Impairment losses	(99)	-	-	-	-	-	(99)

Operating profit	42	(1)	(1)	(5)	(24)	4	7

Memo: operating profit - adjusted (1)						4	31
Key metrics

Net interest margin	1.62%					3.15%	1.56%
Cost:income ratio	70%					-	77%
Cost:income ratio - adjusted (1)	n/a					-	72%

	30 June 2013
		Allocated to
	Previously	Commercial
	reported	Banking	CIB
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	40.6	0.3	40.3
Loan impairment provisions	(0.4)	-	(0.4)

Net loans and advances to customers	40.2	0.3	39.9
Funded assets	51.9	0.3	51.6
Risk elements in lending	0.5	-	0.5
Customer deposits (excluding repos)	46.0	-	46.0
Loan:deposit ratio (excluding repos)	87%	-	87%
Provision coverage (2)	75%	-	75%
Risk-weighted assets	49.7	0.2	49.5

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	treasury	of one-off and	Revised
	reported	Functions	Services	allocations	other items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	159	-	-	(5)	-	154
Non-interest income	47	-	-	-	-	47

Total income	206	-	-	(5)	-	201

Direct expenses
- staff	(63)	-	-	-	-	(63)
- other	(17)	-	-	-	-	(17)
Indirect expenses	(62)	-	(1)	-	-	(63)
Restructuring costs
- indirect	-	-	-	-	(2)	(2)

Total expenses	(142)	-	(1)	-	(2)	(145)

Operating profit before impairment losses	64	-	(1)	(5)	(2)	56
Impairment losses	(47)	-	-	-	-	(47)

Operating profit	17	-	(1)	(5)	(2)	9

Memo: operating profit - adjusted (1)						11
Key metrics

Net interest margin	2.36%					2.29%
Cost:income ratio	69%					72%
Cost:income ratio - adjusted (1)	n/a					71%

Ulster Bank
31 March 2014	£bn

Capital and balance sheet
Loans and advances to customers (gross)	26.6
Loan impairment provisions	(3.4)

Net loans and advances to customers	23.2
Funded assets	26.0
Risk elements in lending	4.7
Customer deposits (excluding repos)	21.1
Loan:deposit ratio (excluding repos)	110%
Provision coverage (2)	72%
Risk-weighted assets	28.7

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Revised
	reported	Functions	Services	allocations	other items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	631	-	-	(12)	-	619
Non-interest income	240	-	-	-	-	240

Total income	871	-	-	(12)	-	859

Direct expenses
- staff	(239)	-	-	-	-	(239)
- other	(63)	-	-	-	-	(63)
Indirect expenses	(252)	(11)	-	-	-	(263)
Restructuring costs
- direct	-	-	-	-	(27)	(27)
- indirect	-	-	-	-	(12)	(12)
Litigation and conduct costs	-	-	-	-	(90)	(90)

Total expenses	(554)	(11)	-	-	(129)	(694)

Operating profit before impairment losses	317	(11)	-	(12)	(129)	165
Impairment losses	(1,774)	-	-	-	-	(1,774)

Operating loss	(1,457)	(11)	-	(12)	(129)	(1,609)

Memo: operating loss - adjusted (1)						(1,480)
Key metrics

Net interest margin	1.91%					1.88%
Cost:income ratio	64%					81%
Cost:income ratio - adjusted (1)	n/a					66%

Ulster Bank
31 December 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	31.4
Loan impairment provisions	(5.4)

Net loans and advances to customers	26.0
Funded assets	28.0
Risk elements in lending	8.5
Customer deposits (excluding repos)	21.7
Loan:deposit ratio (excluding repos)	120%
Provision coverage (2)	64%
Risk-weighted assets	30.7

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Revised
	reported	Functions	Services	allocations	other items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	308	-	-	(6)	-	302
Non-interest income	142	-	-	-	-	142

Total income	450	-	-	(6)	-	444

Direct expenses
- staff	(124)	-	-	-	-	(124)
- other	(27)	-	-	-	-	(27)
Indirect expenses	(125)	-	-	-	-	(125)
Restructuring costs
- direct	-	-	-	-	(15)	(15)
- indirect	-	-	-	-	(6)	(6)
Litigation and conduct costs	-	-	-	-	(25)	(25)

Total expenses	(276)	-	-	-	(46)	(322)

Operating profit before impairment losses	174	-	-	(6)	(46)	122
Impairment losses	(503)	-	-	-	-	(503)

Operating loss	(329)	-	-	(6)	(46)	(381)

Memo: operating loss - adjusted (1)						(335)
Key metrics

Net interest margin	1.85%					1.82%
Cost:income ratio	61%					73%
Cost:income ratio - adjusted (1)	n/a					62%

Ulster Bank
30 June 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	32.9
Loan impairment provisions	(4.4)

Net loans and advances to customers	28.5
Funded assets	30.3
Risk elements in lending	8.6
Customer deposits (excluding repos)	23.1
Loan:deposit ratio (excluding repos)	123%
Provision coverage (2)	52%
Risk-weighted assets	33.9

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Revised
	reported	Functions	Services	allocations	other items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	154	-	-	(2)	-	152
Non-interest income	88	-	-	-	-	88

Total income	242	-	-	(2)	-	240

Direct expenses
- staff	(67)	-	-	-	-	(67)
- other	(12)	-	-	-	-	(12)
Indirect expenses	(65)	-	-	-	-	(65)
Restructuring costs
- direct	-	-	-	-	(14)	(14)
- indirect	-	-	-	-	(4)	(4)
Litigation and conduct costs	-	-	-	-	(25)	(25)

Total expenses	(144)	-	-	-	(43)	(187)

Operating profit before impairment losses	98	-	-	(2)	(43)	53
Impairment losses	(263)	-	-	-	-	(263)

Operating loss	(165)	-	-	(2)	(43)	(210)

Memo: operating loss - adjusted (1)						(167)
Key metrics

Net interest margin	1.85%					1.84%
Cost:income ratio	60%					78%
Cost:income ratio - adjusted (1)	n/a					60%

Ulster Bank
30 June 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	32.9
Loan impairment provisions	(4.4)

Net loans and advances to customers	28.5
Funded assets	30.3
Risk elements in lending	8.6
Customer deposits (excluding repos)	23.1
Loan:deposit ratio (excluding repos)	123%
Provision coverage (2)	52%
Risk-weighted assets	33.9

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Citizens Financial Group (£ Sterling)

	Quarter ended 31 March 2014
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of one-off and
	as US R&C	Functions	Services	allocations	other items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	488	-	-	-	-	488
Non-interest income	229	-	-	-	-	229

Total income	717	-	-	-	-	717

Direct expenses
- staff	(251)	-	-	-	-	(251)
- other	(249)	-	-	-	-	(249)

Total expenses	(500)	-	-	-	-	(500)

Operating profit before impairment losses	217	-	-	-	-	217
Impairment losses	(73)	-	-	-	-	(73)

Operating profit	144	-	-	-	-	144

Key metrics

Net interest margin	2.94%					2.94%
Cost:income ratio	70%					70%

CFG
31 March 2014	£bn

Capital and balance sheet
Loans and advances to customers (gross)	53.2
Loan impairment provisions	(0.5)

Net loans and advances to customers	52.7
Funded assets	75.7
Risk elements in lending	1.3
Customer deposits (excluding repos)	54.9
Loan:deposit ratio (excluding repos)	96%
Provision coverage (1)	41%
Risk-weighted assets	61.3

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Citizens Financial Group (£ Sterling)

	Year ended 31 December 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of one-off and
	as US R&C	Functions	Services	allocations	other items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	1,916	-	-	(24)	-	1,892
Non-interest income	1,073	-	-	-	-	1,073

Total income	2,989	-	-	(24)	-	2,965

Direct expenses
- staff	(1,091)	-	-	-	-	(1,091)
- other	(984)	-	-	-	(2)	(986)
Indirect expenses	(111)	5	(5)	-	-	(111)
Restructuring costs
- direct	-	-	-	-	(16)	(16)

Total expenses	(2,186)	5	(5)	-	(18)	(2,204)

Operating profit before impairment losses	803	5	(5)	(24)	(18)	761
Impairment losses	(156)	-	-	-	-	(156)

Operating profit	647	5	(5)	(24)	(18)	605

Memo: operating profit - adjusted (1)						621
Key metrics

Net interest margin	2.95%					2.91%
Cost:income ratio	73%					74%
Cost:income ratio - adjusted (1)	n/a					74%

CFG
31 December 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	50.6
Loan impairment provisions	(0.3)

Net loans and advances to customers	50.3
Funded assets	71.3
Risk elements in lending	1.0
Customer deposits (excluding repos)	55.1
Loan:deposit ratio (excluding repos)	91%
Provision coverage (2)	26%
Risk-weighted assets	56.1

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Citizens Financial Group (£ Sterling)

	Half year ended 30 June 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of one-off and
	as US R&C	Functions	Services	allocations	other items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	944	-	-	(5)	-	939
Non-interest income	570	-	-	-	-	570

Total income	1,514	-	-	(5)	-	1,509

Direct expenses
- staff	(572)	-	-	-	-	(572)
- other	(481)	-	-	-	(1)	(482)
Indirect expenses	(47)	1	(2)	-	-	(48)
Restructuring costs
- direct	-	-	-	-	(3)	(3)

Total expenses	(1,100)	1	(2)	-	(4)	(1,105)

Operating profit before impairment losses	414	1	(2)	(5)	(4)	404
Impairment losses	(51)	-	-	-	-	(51)

Operating profit	363	1	(2)	(5)	(4)	353

Memo: operating profit - adjusted (1)						356
Key metrics

Net interest margin	2.92%					2.90%
Cost:income ratio	73%					73%
Cost:income ratio - adjusted (1)	n/a					73%

CFG
30 June 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	53.3
Loan impairment provisions	(0.3)

Net loans and advances to customers	53.0
Funded assets	74.1
Risk elements in lending	1.1
Customer deposits (excluding repos)	60.1
Loan:deposit ratio (excluding repos)	88%
Provision coverage (2)	23%
Risk-weighted assets	58.2

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Citizens Financial Group (£ Sterling)

	Quarter ended 30 June 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of one-off and
	as US R&C	Functions	Services	allocations	other items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	473	-	-	(4)	-	469
Non-interest income	278	-	-	-	-	278

Total income	751	-	-	(4)	-	747

Direct expenses
- staff	(286)	-	-	-	-	(286)
- other	(233)	-	-	-	-	(233)
Indirect expenses	(26)	-	(1)	-	-	(27)
Restructuring costs
- direct	-	-	-	-	(2)	(2)

Total expenses	(545)	-	(1)	-	(2)	(548)

Operating profit before impairment losses	206	-	(1)	(4)	(2)	199
Impairment losses	(32)	-	-	-	-	(32)

Operating profit	174	-	(1)	(4)	(2)	167

Memo: operating profit - adjusted (1)						169
Key metrics

Net interest margin	2.91%					2.89%
Cost:income ratio	73%					73%
Cost:income ratio - adjusted (1)	n/a					73%

CFG
30 June 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	53.3
Loan impairment provisions	(0.3)

Net loans and advances to customers	53.0
Funded assets	74.1
Risk elements in lending	1.1
Customer deposits (excluding repos)	60.1
Loan:deposit ratio (excluding repos)	88%
Provision coverage (2)	23%
Risk-weighted assets	58.2

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Citizens Financial Group (US dollar)

	Quarter ended 31 March 2014
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of one-off and
	as US R&C	Functions	Services	allocations	other items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	809	-	-	-	-	809
Non-interest income	378	-	-	-	-	378

Total income	1,187	-	-	-	-	1,187

Direct expenses
- staff	(416)	-	-	-	-	(416)
- other	(412)	-	-	-	-	(412)

Total expenses	(828)	-	-	-	-	(828)

Operating profit before impairment losses	359	-	-	-	-	359
Impairment losses	(121)	-	-	-	-	(121)

Operating profit	238	-	-	-	-	238

Key metrics

Net interest margin	2.94%					2.94%
Cost:income ratio	70%					70%

CFG
31 March 2014	$bn

Capital and balance sheet
Loans and advances to customers (gross)	88.8
Loan impairment provisions	(0.9)

Net loans and advances to customers	87.9
Funded assets	126.2
Risk elements in lending	2.2
Customer deposits (excluding repos)	91.6
Loan:deposit ratio (excluding repos)	96%
Provision coverage (1)	41%
Risk-weighted assets	102.2

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Citizens Financial Group (US dollar)

	Year ended 31 December 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of one-off and
	as US R&C	Functions	Services	allocations	other items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	2,998	-	-	(38)	-	2,960
Non-interest income	1,679	-	-	-	-	1,679

Total income	4,677	-	-	(38)	-	4,639

Direct expenses
- staff	(1,707)	-	-	-	-	(1,707)
- other	(1,540)	-	-	-	(4)	(1,544)
Indirect expenses	(174)	8	(7)	-	-	(173)
Restructuring costs
- direct	-	-	-	-	(24)	(24)

Total expenses	(3,421)	8	(7)	-	(28)	(3,448)

Operating profit before impairment losses	1,256	8	(7)	(38)	(28)	1,191
Impairment losses	(244)	-	-	-	-	(244)

Operating profit	1,012	8	(7)	(38)	(28)	947

Memo: operating profit - adjusted (1)						971
Key metrics

Net interest margin	2.95%					2.91%
Cost:income ratio	73%					74%
Cost:income ratio - adjusted (1)	n/a					74%

CFG
31 December 2013	$bn

Capital and balance sheet
Loans and advances to customers (gross)	83.6
Loan impairment provisions	(0.4)

Net loans and advances to customers	83.2
Funded assets	117.9
Risk elements in lending	1.7
Customer deposits (excluding repos)	91.1
Loan:deposit ratio (excluding repos)	91%
Provision coverage (2)	26%
Risk-weighted assets	92.8

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Citizens Financial Group (US dollar)

	Half year ended 30 June 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of one-off and
	as US R&C	Functions	Services	allocations	other items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	1,457	-	-	(8)	-	1,449
Non-interest income	881	-	-	-	-	881

Total income	2,338	-	-	(8)	-	2,330

Direct expenses
- staff	(883)	-	-	-	-	(883)
- other	(744)	-	-	-	-	(744)
Indirect expenses	(73)	2	(3)	-	-	(74)
Restructuring costs
- direct	-	-	-	-	(5)	(5)

Total expenses	(1,700)	2	(3)	-	(5)	(1,706)

Operating profit before impairment losses	638	2	(3)	(8)	(5)	624
Impairment losses	(78)	-	-	-	-	(78)

Operating profit	560	2	(3)	(8)	(5)	546

Memo: operating profit - adjusted (1)						551
Key metrics

Net interest margin	2.92%					2.90%
Cost:income ratio	73%					73%
Cost:income ratio - adjusted (1)	n/a					73%

CFG
30 June 2013	$bn

Capital and balance sheet
Loans and advances to customers (gross)	81.0
Loan impairment provisions	(0.4)

Net loans and advances to customers	80.6
Funded assets	112.6
Risk elements in lending	1.7
Customer deposits (excluding repos)	91.4
Loan:deposit ratio (excluding repos)	88%
Provision coverage (2)	23%
Risk-weighted assets	88.4

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Citizens Financial Group (US dollar)

	Quarter ended 30 June 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of one-off and
	as US R&C	Functions	Services	allocations	other items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	726	-	-	(6)	-	720
Non-interest income	428	-	-	-	-	428

Total income	1,154	-	-	(6)	-	1,148

Direct expenses
- staff	(439)	-	-	-	-	(439)
- other	(360)	-	-	-	1	(359)
Indirect expenses	(39)	-	(1)	-	-	(40)
Restructuring costs
- direct	-	-	-	-	(3)	(3)

Total expenses	(838)	-	(1)	-	(2)	(841)

Operating profit before impairment losses	316	-	(1)	(6)	(2)	307
Impairment losses	(48)	-	-	-	-	(48)

Operating profit	268	-	(1)	(6)	(2)	259

Memo: operating profit - adjusted (1)						262
Key metrics

Net interest margin	2.91%					2.89%
Cost:income ratio	73%					73%
Cost:income ratio - adjusted (1)	n/a					73%

CFG
30 June 2013	$bn

Capital and balance sheet
Loans and advances to customers (gross)	81.0
Loan impairment provisions	(0.4)

Net loans and advances to customers	80.6
Funded assets	112.6
Risk elements in lending	1.7
Customer deposits (excluding repos)	91.4
Loan:deposit ratio (excluding repos)	88%
Provision coverage (2)	23%
Risk-weighted assets	88.4

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Allocated
	reported	Functions	Services	allocations	other items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	48	-	-	(47)	-	1
Non-interest income	909	-	-	-	-	909

Total income	957	-	-	(47)	-	910

Direct expenses
- staff	(305)	37	65	-	(2)	(205)
- other	(153)	3	60	-	-	(90)
Indirect expenses	(179)	(32)	(130)	-	-	(341)
Restructuring costs
- direct	-	-	-	-	(14)	(14)
- indirect	-	-	-	-	(31)	(31)

Total expenses	(637)	8	(5)	-	(47)	(681)

Operating profit before impairment losses	320	8	(5)	(47)	(47)	229
Impairment losses	(2)	-	-	-	-	(2)

Operating profit	318	8	(5)	(47)	(47)	227

Memo: operating profit - adjusted (1)						272
Key metrics

Net interest margin	0.66%					0.01%
Cost:income ratio	67%					75%
Cost:income ratio - adjusted (1)	n/a					70%

Allocated
to CIB
31 March 2014	£bn

Capital and balance sheet
Loans and advances to customers (gross)	24.9
Loan impairment provisions	(0.1)

Net loans and advances to customers	24.8
Funded assets	228.2
Risk elements in lending	0.1
Customer deposits (excluding repos)	19.6
Loan:deposit ratio (excluding repos)	127%
Provision coverage (2)	80%
Risk-weighted assets	87.4

Notes:
(1)	Excluding restructuring costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Allocated
	reported	Functions	Services	allocations	other items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	159	-	-	(259)	-	(100)
Non-interest income	3,163	-	-	-	-	3,163

Total income	3,322	-	-	(259)	-	3,063

Direct expenses
- staff	(1,086)	180	259	-	(8)	(655)
- other	(710)	41	339	-	(266)	(596)
Indirect expenses	(814)	(267)	(810)	-	-	(1,891)
Restructuring costs
- direct	-	-	-	-	(74)	(74)
- indirect	-	-	-	-	(18)	(18)
Litigation and conduct costs	-	-	-	-	(2,441)	(2,441)

Total expenses	(2,610)	(46)	(212)	-	(2,807)	(5,675)

Operating profit/(loss) before impairment losses	712	(46)	(212)	(259)	(2,807)	(2,612)
Impairment losses	(92)	-	-	-	-	(92)

Operating profit/(loss)	620	(46)	(212)	(259)	(2,807)	(2,704)

Memo: operating loss - adjusted (1)						(171)
Key metrics

Net interest margin	0.48%					(0.31%)
Cost:income ratio	79%					185%
Cost:income ratio - adjusted (1)	n/a					103%

Allocated
to CIB
31 December 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	25.4
Loan impairment provisions	(0.2)

Net loans and advances to customers	25.2
Funded assets	212.8
Risk elements in lending	0.3
Customer deposits (excluding repos)	21.5
Loan:deposit ratio (excluding repos)	117%
Provision coverage (2)	85%
Risk-weighted assets	64.5

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Allocated
	reported	Functions	Services	allocations	other items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	56	-	-	(151)	-	(95)
Non-interest income	1,806	-	-	-	-	1,806

Total income	1,862	-	-	(151)	-	1,711

Direct expenses
- staff	(640)	93	143	-	(4)	(408)
- other	(384)	18	181	-	(59)	(244)
Indirect expenses	(408)	(115)	(329)	-	-	(852)
Restructuring costs
- direct	-	-	-	-	(33)	(33)
- indirect	-	-	-	-	(9)	(9)
Litigation and conduct costs	-	-	-	-	(410)	(410)

Total expenses	(1,432)	(4)	(5)	-	(515)	(1,956)

Operating profit/(loss) before impairment losses	430	(4)	(5)	(151)	(515)	(245)
Impairment losses	(59)	-	-	-	-	(59)

Operating profit/(loss)	371	(4)	(5)	(151)	(515)	(304)

Memo: operating profit - adjusted (1)						148
Key metrics

Net interest margin	0.32%					(0.55%)
Cost:income ratio	77%					114%
Cost:income ratio - adjusted (1)	n/a					88%

Allocated
to CIB
30 June 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	28.2
Loan impairment provisions	(0.2)

Net loans and advances to customers	28.0
Funded assets	267.9
Risk elements in lending	0.3
Customer deposits (excluding repos)	26.4
Loan:deposit ratio (excluding repos)	106%
Provision coverage (2)	78%
Risk-weighted assets	86.8

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Allocated
	reported	Functions	Services	allocations	other items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	26	-	-	(83)	-	(57)
Non-interest income	796	-	-	-	-	796

Total income	822	-	-	(83)	-	739

Direct expenses
- staff	(278)	49	69	-	(2)	(162)
- other	(203)	8	87	-	(28)	(136)
Indirect expenses	(205)	(54)	(162)	-	-	(421)
Restructuring costs
- direct	-	-	-	-	(22)	(22)
- indirect	-	-	-	-	2	2
Litigation and conduct costs	-	-	-	-	(385)	(385)

Total expenses	(686)	3	(6)	-	(435)	(1,124)

Operating profit/(loss) before impairment losses	136	3	(6)	(83)	(435)	(385)
Impairment losses	(43)	-	-	-	-	(43)

Operating profit/(loss)	93	3	(6)	(83)	(435)	(428)

Memo: operating loss - adjusted (1)						(23)
Key metrics

Net interest margin	0.31%					(0.69%)
Cost:income ratio	83%					152%
Cost:income ratio - adjusted (1)	n/a					97%

Allocated
to CIB
30 June 2013	£bn

Capital and balance sheet
Loans and advances to customers (gross)	28.2
Loan impairment provisions	(0.2)

Net loans and advances to customers	28.0
Funded assets	267.9
Risk elements in lending	0.3
Customer deposits (excluding repos)	26.4
Loan:deposit ratio (excluding repos)	106%
Provision coverage (2)	78%
Risk-weighted assets	86.8

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Non-Core

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Revised
	reported	Functions	Services	allocations	other items	Non-Core
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	(61)	-	-	-	-	(61)
Non-interest income	(285)	-	-	-	-	(285)

Total income (1)	(346)	-	-	-	-	(346)

Direct expenses
- staff	(193)	2	1	-	-	(190)
- other	(203)	-	1	-	-	(202)
Indirect expenses	(209)	(2)	(2)	-	-	(213)
Restructuring costs
- direct	-	-	-	-	(16)	(16)
- indirect	-	-	-	-	(6)	(6)

Total expenses	(605)	-	-	-	(22)	(627)

Operating loss before impairment losses	(951)	-	-	-	(22)	(973)
Impairment losses	(4,576)	-	-	-	-	(4,576)

Operating loss	(5,527)	-	-	-	(22)	(5,549)

Memo: operating loss - adjusted (2)						(5,527)
Key metrics

Net interest margin	(0.19%)	-	-	-	-	(0.19%)

Non-Core
31 December 2013	£bn

Capital and balance sheet (3)
Loans and advances to customers (gross)	36.7
Loan impairment provisions	(13.8)

Net loans and advances to customers	22.9
Funded assets	28.0
Risk elements in lending	19.0
Customer deposits (excluding repos)	2.2
Provision coverage (4)	73%
Risk-weighted assets	29.2

Notes:
(1)	Reallocation of £35 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Excluding restructuring costs.
(3)	Includes disposal groups.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Non-Core

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Revised
	reported	Functions	Services	allocations	other items	Non-Core
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	2	-	-	-	-	2
Non-interest income	364	-	-	-	-	364

Total income (1)	366	-	-	-	-	366

Direct expenses
- staff	(109)	-	-	-	-	(109)
- other	(106)	1	1	-	-	(104)
Indirect expenses	(106)	(1)	(1)	-	-	(108)
Restructuring costs
- direct	-	-	-	-	(21)	(21)
- indirect	-	-	-	-	(2)	(2)

Total expenses	(321)	-	-	-	(23)	(344)

Operating profit before impairment losses	45	-	-	-	(23)	22
Impairment losses	(831)	-	-	-	-	(831)

Operating loss	(786)	-	-	-	(23)	(809)

Memo: operating loss - adjusted (2)						(786)
Key metrics

Net interest margin	(0.06%)	-	-	-	-	(0.06%)

Non-Core
30 June 2013	£bn

Capital and balance sheet (3)
Loans and advances to customers (gross)	47.2
Loan impairment provisions	(11.4)

Net loans and advances to customers	35.8
Funded assets	45.4
Risk elements in lending	20.9
Customer deposits (excluding repos)	2.8
Provision coverage (4)	55%
Risk-weighted assets	46.3

Notes:
(1)	Reallocation of £19 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Excluding restructuring costs.
(3)	Includes disposal groups.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Non-Core

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of one-off and	Revised
	reported	Functions	Services	allocations	other items	Non-Core
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	30	-	-	-	-	30
Non-interest income	243	-	-	-	-	243

Total income (1)	273	-	-	-	-	273

Direct expenses
- staff	(51)	-	-	-	-	(51)
- other	(51)	1	1	-	-	(49)
Indirect expenses	(54)	(1)	(1)	-	-	(56)
Restructuring costs
- direct	-	-	-	-	(1)	(1)
- indirect	-	-	-	-	(2)	(2)

Total expenses	(156)	-	-	-	(3)	(159)

Operating profit before impairment losses	117	-	-	-	(3)	114
Impairment losses	(398)	-	-	-	-	(398)

Operating loss	(281)	-	-	-	(3)	(284)

Memo: operating loss - adjusted (2)						(281)
Key metrics

Net interest margin	0.15%	-	-	-	-	0.15%

Non-Core
30 June 2013	£bn

Capital and balance sheet (3)
Loans and advances to customers (gross)	47.2
Loan impairment provisions	(11.4)

Net loans and advances to customers	35.8
Funded assets	45.4
Risk elements in lending	20.9
Customer deposits (excluding repos)	2.8
Provision coverage (4)	55%
Risk-weighted assets	46.3

Notes:
(1)	Reallocation of £10 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Excluding restructuring costs.
(3)	Includes disposal groups.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 July 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary